05049476

ANNUAL REPORT 2004

CITIZENS BANCORP

PE 12-31-04

EVERY LOAN,
EVERY DEPOSIT,
EVERY ACCOUNT,
EVERY INVESTMENT,
EVERY TRANSACTION
IS AN OPPORTUNITY FOR

SECURING YOUR TRUST

ANNUAL REPORT 2004
CITIZENS BANCORP

Citizens Bank, a wholly owned subsidiary of Citizens Bancorp, provides comprehensive banking services to individuals and businesses in eight mid-Willamette Valley communities. We proudly serve rural and urban customers in Benton, Lane, Linn, Polk, and Yamhill counties, with branches in Albany, Corvallis, Dallas, Harrisburg, Junction City, McMinnville, Philomath, and Springfield.

Founded in 1957, Citizens Bank has blossomed to become one of the most stable and successful community banks in the country. While Citizens Bank has steadily grown and changed with the times, we're equally proud of what hasn't changed — our mission to provide superior financial services to our customers, to promote economic growth and vitality in our communities, and to deliver outstanding value to our shareholders.

Welcome to the trustworthy community bank dedicated to friendly service and quality products. **Welcome to Citizens Bank.**

CITIZENS BANCORP

FELLOW SHAREHOLDERS:

2004 WAS CLEARLY THE YEAR FOR "TAKING CARE OF BUSINESS." While we did not have another record year in terms of profitability, we ended the year with the feeling that, in many respects, it was one of our best years ever.

Interest rates hovered for most of the year at their lowest levels in 40 years. While this was good for our borrowers, our savers suffered from the lowest savings account rates in memory. In pursuit of higher rates of interest, many depositors searched for alternative investment vehicles. Some settled for higher levels of risk in order to increase their earnings.

The lackluster local economy accounted for a low level of capital investment, so it was difficult to attract new loans or to maintain existing levels in our loan portfolio. Despite record low mortgage interest rates, even the mortgage market slowed significantly. The refinance boom ended months ago, and the volume of new home sales remained somewhat limited in the Corvallis market.

Most of what we experienced was anticipated. Our plan, even before the year started, was to focus inward and make sure that we did not ignore



JOCK GIBSON *(left)* AND BILL HUMPHREYS, SR. *(right)* DISCUSS THE SUCCESSES OF THE PAST YEAR IN THE NEWLY REMODELED LOBBY OF THE CORVALLIS MAIN BRANCH OFFICE.

existing challenges while striving to generate increased transaction volume. This plan worked well for us. We worked hard to control our cost of operations and cost of funds throughout the year. But we experienced a significant decline in net interest margin, as well as decreased transaction volumes. Our net interest margin fell from 5.08 percent on December 31, 2003, to 4.70 percent on December 31, 2004. (Net interest margin is the income available to cover net overhead expenses, taxes, and dividends.)

The combination of reduced loan volumes, lower net interest margin, and slightly higher overhead expenses (which include salaries and benefits, occupancy expenses, and other operating expenses) caused a reduction in profitability in 2004 when compared to 2003. The result, however, is still a healthy 11.23 percent return on average equity (ROAE) and a 1.32 percent return on average assets (ROAA).

The year 2005 appears to be a very different story. Loan volumes already have shown signs of increase, interest rates are rising, and our net interest margin has stopped declining. Overhead expenses always tend to increase, but we anticipate little increase in net overhead expense when compared to 2004.

During the year, Springfield Branch Manager Debbie Leiken and her staff worked to build business and gain market share in our most recently opened branch. We anticipate continued success in Springfield, as in all of our markets.

Our operating strengths continue to be our asset quality, our liquidity, and our level of equity capital. In fact, our core capital to assets ratio reached a level of 11.58 percent at year end 2004, far above the "well-capitalized" regulatory minimum of 4 percent.

Our not-so-secret weapon is the extraordinarily talented team of bankers that we have cultivated. We believe the key to long-term success is the ability to attract the most talented people available. We will continue to hire employees who share our values and who possess a strong desire to serve our customers at the highest level.

At year-end 2004 we declared the largest cash dividend ever by Citizens Bancorp, $2,125,000, representing 46 cents for each share outstanding at the time of the declaration. We were pleased to take the opportunity to reward our shareholders in this way for their commitment to Citizens Bancorp.

We are excited about our future because we are well-positioned for success. We value the confidence you have placed in us, and we promise to do all that we can to exceed your expectations.

Respectfully Yours,

Jock Gibson

BOARD CHAIRMAN

William Humphreys

PRESIDENT AND CEO



JOCK GIBSON



WILLIAM V. HUMPHREYS, SR.



CITIZENS 2004

46 YEARS

NUMBER OF YEARS THAT CITIZENS BANK HAS PAID A CASH DIVIDEND — EVERY YEAR SINCE 1959.

STABILITY

Longtime Benton County residents Roy and JoAnn Hathaway know a thing or two about the virtues of permanence and stability. Roy's grandfather settled on a plot of farmland near Corvallis back in 1917, and JoAnn is a fifth-generation county resident. After marrying in 1950, Roy and JoAnn continued the proud Hathaway tradition of working the land. It's a tradition carried to this day by their son, who grows wheat and grass seed near his great-grandfather's original acreage.

In January, as a reward for their decades of unwavering commitment to agriculture, Roy and JoAnn were inducted into the Oregon Farm Bureau Hall of Fame.

So it should come as no surprise that the Hathaways also value stability when it comes to borrowing, saving, and investing. For as long as they can remember, Roy and JoAnn have entrusted their finances to Citizens Bank.



COLLEGE STUDENT MICHAEL HATHAWAY *(in back)* HAS STRENGTHENED HIS FAMILY'S TIES TO CITIZENS BANK. JOINING HIM ON THE FAMILY FARM ARE *(from left)* HIS GRANDPARENTS, ROY & JOANN; HIS PARENTS, LINDA & RON; AND DICK McCLAIN, A COMMERCIAL LOAN OFFICER AT THE CORVALLIS MAIN OFFICE.

"As far as I know, we've always done our banking with Citizens," says JoAnn. "The employees are really friendly and helpful, and they're oriented toward wanting to serve."

The Hathaways' roots in Citizens Bank run nearly as deep as their roots in the fertile Willamette Valley soil. Roy's father, Earl, became one of the bank's original shareholders in 1957. Roy and JoAnn's son, Ron, has banked with Citizens since 1976. And their grandson Michael, now a junior at Oregon State University, also has an account at Citizens.

"Roy and Ron are very good farmers and good citizens of our area," says Dick McClain, a Citizens Bank commercial loan officer who serves the Hathaways at the bank's Corvallis Main Office. "The Hathaway family has a four-generation relationship with Citizens Bank. That indicates a strong level of trust in the security and stability of the bank."


OFFICE
COPY
OFFICE
Layout
BUILDING Co

CITIZENS 2004

44%

GROWTH IN NUMBER OF SHAREHOLDERS SINCE 2000.

TRUST

Max Hansen doesn't mince words when asked why his Lane County construction company is now a satisfied customer of Citizens Bank.

"We followed Debbie to her new job," Max says, referring to Debbie Leiken, manager of Citizens Bank's newest office in Springfield. "We believe in Debbie, and Debbie believes in us. We have a great relationship, and we work well together."

"I know all five of the owners personally and have worked with them for more than 15 years," Debbie says. "I work with them on their accounts, both business and personal. I have helped them with corporate and personal loans, and they have even purchased bank stock. Whenever they have a financial question, they speak with me. I meet with their attorney and their CPA. All of us know and work with each other well."


ISUZU

SPRINGFIELD OFFICE MANAGER DEBBIE LEIKEN *(center)* HAS EARNED THE TRUST AND RESPECT OF EHLERS CONSTRUCTION CO-OWNERS *(from left)* KATHY GLEASON, BOB ANDREASON, DON GILBERT, RANDY LODGE, AND MAX HANSEN.

Max and Ehlers Construction first gained an appreciation for Citizens Bank while doing some remodeling work for the bank's Harrisburg Office. His respect for the bank has grown even stronger after watching Debbie and other Citizens employees work together as a team.

"Citizens Bank has let Debbie take care of us the way we like to be taken care of," Max says. "We don't like to be just a number with our bank. We always know that Debbie and Citizens Bank will make sure we get the personal attention we need."

It's easy to see why Max and the other four co-owners of Ehlers Construction have such faith in Debbie. She has spent years cultivating their trust.


RICE'S

CITIZENS 2004

42%

GROWTH IN SHAREHOLDER EQUITY IN THE LAST FIVE YEARS.

INTEGRITY

All banks are not created equal. Doug Smith is certain of that.

As a co-owner of Rice's Pharmacy in Corvallis, Doug began searching last year for a bank with top-notch service and a reputation for integrity. He found it in Citizens Bank.

"We think quite highly of their personnel," Doug says. "And we're extremely happy with their service."

That's music to the ears of Doug Ingalls, manager of Citizens Bank's Corvallis Circle Office. He and Peggy Obrist, the branch's assistant manager, were instrumental in wooing Rice's Pharmacy to Citizens.

"We have an excellent relationship with Doug through our interactions at the bank," Ingalls says. "The fact that they brought their accounts to us shows they have strong confidence in our integrity and security."

Ingalls could see that Doug was immediately impressed with the bank's focus on customer service. Ingalls believes that excellent customer service is a product of the bank's firm adherence to a code of conduct. "One way Doug knew we were a trustworthy institution was our high level of service," Ingalls says. "He could see we didn't try to cut corners."

Doug concurs and says that everyone at Rice's Pharmacy is happy with its choice of a bank. "We feel very secure at Citizens Bank," Doug says. "We are extremely comfortable with their business practices. The employees are excellent to work with and very professional in every aspect. We feel like we came back home."



(left to right): CIRCLE OFFICE MANAGER DOUG INGALLS AND RICE'S PHARMACY CO-OWNERS JULIE & BILL REINHARDT.



(left to right): CIRCLE OFFICE ASSISTANT MANAGER PEGGY OBRIST AND RICE'S PHARMACY CO-OWNERS CHRIS & DOUG SMITH.

THE TWO COUPLES WHO OWN RICE'S PHARMACY IN CORVALLIS HAVE FOUND A WELCOMING ENVIRONMENT AT CITIZENS BANK. CO-OWNER DOUG SMITH PUTS IT THIS WAY: "WE FEEL VERY SECURE AT CITIZENS BANK. WE ARE EXTREMELY COMFORTABLE WITH THEIR BUSINESS PRACTICES. THE EMPLOYEES ARE EXCELLENT TO WORK WITH AND VERY PROFESSIONAL IN EVERY ASPECT."

CITIZENS BANK



CITIZENS BANCORP BOARD OF DIRECTORS 2004

(pictured left to right)

ERIC C. THOMPSON
Thompson Timber Company ◦ Corvallis, Oregon

ROSETTA C. VENELL
Venell Farms, Inc., Venell Pellets, Inc., Mid-Valley Agricultural Products, Inc. ◦ Corvallis, Oregon

WILLIAM V. HUMPHREYS, SR.
President & CEO, Citizens Bank ◦ Corvallis, Oregon

JOCK GIBSON, CHAIRMAN
Lochmead Dairy, Dari Mart Stores ◦ Junction City, Oregon

JAMES E. RICHARDS
Fisher Implement Company ◦ Albany, Oregon

SIDNEY A. HUWALDT
Western States Insurance Agency, Inc. ◦ McMinnville, Oregon

DUANE L. SORENSEN
Retired, Waste Control Systems, Inc. ◦ Corvallis, Oregon

SCOTT A. FEWEL
Fewel and Brewer Attorneys at Law ◦ Corvallis, Oregon

(not pictured)

GENE N. THOMPSON
Emeritus Director

SECURING YOUR TRUST

EXECUTIVE OFFICERS

WILLIAM V. HUMPHREYS, SR.
President and CEO

LARK E. WYSHAM
Executive Vice President
and Chief Financial Officer

WILLIAM F. HUBEL, JR.
Executive Vice President
and Chief Operating Officer

SCOTT M. ZIMBRICK
Executive Vice President
and Chief Marketing Officer

STEVE R. TERJESON
Executive Vice President
and Chief Lending Officer

SERVICES

TRANSFER AGENT
SHAREHOLDER RELATIONS
Citizens Bancorp
275 SW Third Street
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

XPRESS PHONE BANKING
1-800-577-1778
Corvallis local calling area:
766-2255

MORTGAGE DEPARTMENT
275 SW Third Street
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

MERCHANT SERVICES
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

INVESTMENT SERVICES
PROVIDED BY
Raymond James Financial Services, Inc.
David I. Cudo
Financial Advisor
310 NW 5th Street, Suite 203
Corvallis, OR 97330
(541) 758-0290 • 800-285-2836

BRANCH OFFICES

CORVALLIS MAIN OFFICE
275 SW Third Street, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

CORVALLIS CIRCLE OFFICE
978 NW Circle Blvd, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

EAST ALBANY OFFICE
2315 14th Avenue SE, PO Box 249
Albany, OR 97321-0074
(541) 967-1992

WEST ALBANY OFFICE
2230 Pacific Blvd SW, PO Box 1007
Albany, OR 97321-3751
(541) 812-6178

PHILOMATH OFFICE
1224 Main Street, PO Box 1629
Philomath, OR 97370-1629
(541) 929-3228

MCMINNVILLE OFFICE
455 NE Baker Street, PO Box 647
McMinnville, OR 97128-0647
(503) 474-9441

DALLAS OFFICE
583 SE Jefferson Street, PO Box 958
Dallas, OR 97338-0958
(503) 623-3119

HARRISBURG OFFICE
230 North 3rd Street, Suite 101
Harrisburg, OR 97446-9679
(541) 995-4699

JUNCTION CITY OFFICE
955 Ivy Street, PO Box 399
Junction City, OR 97448-0399
(541) 998-8734

SPRINGFIELD OFFICE
2073 Olympic Street, Suite 100, PO Box 699
Springfield, OR 97477-0126
(541) 746-5240

INTERNET SITE

www.citizensEbank.com

CITIZENS BANCORP
CORPORATE INFORMATION 2004

SPECIAL THANKS
Rice's Pharmacy
Ehlers Construction
The Hathaway Family
Fusion Marketing
& Design, Inc.

FINANCIAL HIGHLIGHTS 2004

DOLLARS IN THOUSANDS

DECEMBER 31,	2004	2003	2002	2001	2000
Total Assets	$334,588	$326,269	$312,639	$278,529	$244,380
Total Deposits	$235,482	$235,759	$227,363	$231,821	$200,960
Total Loans (net)	$210,951	$185,053	$178,333	$171,196	$158,920
Shareholders' Equity	$38,401	$35,617	$32,330	$29,524	$27,063
For The Year:					
Net Income	$4,352	$5,012	$4,858	$4,028	$3,612
Income Per Share	.94	1.10	1.07	0.88	0.79

TOTAL ASSETS

DOLLARS IN THOUSANDS


$350,000
$300,000
$250,000
$200,000
$150,000
'00 '01 '02 '03 '04

TOTAL DEPOSITS

DOLLARS IN THOUSANDS


$240,000
$230,000
$220,000
$210,000
$200,000
'00 '01 '02 '03 '04

TOTAL LOANS

DOLLARS IN THOUSANDS


$225,000
$200,000
$175,000
$150,000
$125,000
'00 '01 '02 '03 '04

SHAREHOLDERS' EQUITY

DOLLARS IN THOUSANDS


$40,000
$35,000
$30,000
$25,000
$20,000
'00 '01 '02 '03 '04

TOTAL INCOME

DOLLARS IN THOUSANDS


$5,500
$5,000
$4,500
$4,000
$3,500
'00 '01 '02 '03 '04

FORM 10-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 000-23277

CITIZENS BANCORP/OR
(Name of registrant in its charter)

Oregon (State of incorporation)	91-1841688 (I.R.S. Employer Identification No.)

275 Southwest Third Street
P. O. Box 30
Corvallis, Oregon 97339
(Address of principal executive offices)

Registrant's telephone number: (541) 752-5161

Securities registered under Section 12(b) of the Exchange Act: none

Securities registered under Section 12(g) of the Exchange Act: common stock, no par value

Indicate by check mark whether registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

There is no active trading market for the Registrant's common stock. The Registrant's common stock is not listed on any exchange or quoted on NASDAQ. The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2004 (the last business day of the most recently completed second quarter) was $67,811,987, based on the last sale of $17.33 per share on June 29, 2004.

As of March 1, 2005 there were 4,660,159 shares of registrant's common stock issued and outstanding, of which 3,948,940 were held by non-affiliates.

DOCUMENTS INCORPORATED BY REFERENCE. Part III of this Form 10-K incorporates by reference portions of the definitive 2005 Annual Meeting Proxy Statement sent to the Company's shareholders in connection with its April 19, 2005 Annual Meeting of Shareholders.

INDEX

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is included for the purpose of availing the Company the protection of the safe harbor provisions of this Act. The forward looking statements contained in this report are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. Factors that might result in such material difference include, but are not limited to economic conditions, the regulatory environment, rapidly changing technology, new legislation, competitive factors, the interest rate environment and the overall condition of the banking industry. Forward looking statements can be identified by such words as "estimate", "believe", "expect", "intend", "anticipate", "should", "may", "will", or other similar words or phrases. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurances that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward looking statements, which reflect management's analysis only as of the date of the statement. The Company does not intend to update these forward looking statements other than in its periodic filings under applicable security laws.

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp ("the Company"), an Oregon Corporation and financial bank holding company, was formed in 1996 for the purpose of becoming the holding company of Citizens Bank ("the Bank"). The Company is headquartered in Corvallis, Oregon. Its principal business activities are conducted through its full-service, commercial bank subsidiary, Citizens Bank. The Company has no current plan to engage in any of the financial activities permissible for a financial holding company under Gramm-Leach-Bliley Financial Services Modernization Act.

The Company operates through a two-tiered corporate structure. At the holding company level the affairs of the Company are overseen by a Board of Directors elected by the shareholders of the Company at the annual meeting of shareholders. The business of the Bank is overseen by a Board of Directors elected by the Company, the sole owner of the Bank. As of the date of this Form 10-K the respective members of the Board of Directors of the Bank and the Board of Directors of the Company are identical.

The Company is authorized to issue up to 10,000,000 shares of common stock, no par value. The Company has registered 1,732,500 shares for issuance under its Dividend Reinvestment Plan, of which 370,033 shares had been issued thereunder as of December 31, 2004. As of December 31, 2004 there were a total of 4,620,250 shares of the Company common stock issued and outstanding. Citizens Bank is the registered transfer agent for the Company's common stock.

Citizens Bank was chartered October 1, 1957 (charter #333) by the State of Oregon as a commercial bank. Since its beginning with a single office in Corvallis, Citizens Bank has expanded to an additional nine locations in the five counties of Benton, Linn, Lane, Yamhill, and Polk. Branches are located in the communities of Corvallis, Philomath, Albany, Junction City, McMinnville, Harrisburg, Dallas, and Springfield.

The Company's culture focuses on the tenets of collaborative leadership, branch autonomy, assertive business development, a positive working environment, a commitment to the community, outstanding customer service, and relationship banking. Management believes that a healthy corporate culture together with a progressive management style will result in constantly improved shareholder value.

The Company's primary goal is to improve shareholder value through increased earnings while maintaining a high level of safety and soundness. The Company is committed to independence and long-term performance strategies. As a result of its corporate culture, the Company continues to show good performance as evidenced by the five-year history of growth in the following selected areas:

(Thousands)	2004	2003	2002	2001	2000
Net Income	$ 4,352	$ 5,012	$ 4,858	$ 4,028	$ 3,612
Return on Average Equity	11.23%	14.06%	15.32%	13.76%	13.75%
Return on Average Assets	1.32%	1.59%	1.64%	1.48%	1.52%
Average Equity to Average Assets	11.58%	11.32%	10.73%	10.74%	11.03%
Dividend Payout Ratio	48.42%	41.82%	38.32%	38.64%	41.77%
Total Loans (net)	$210,951	$185,053	$178,333	$171,196	$158,920
Total Deposits	$235,482	$235,759	$227,363	$231,821	$200,960
Total Assets	$334,588	$326,269	$312,639	$278,529	$244,380
Total Equity	$38,401	$35,617	$32,330	$29,524	$27,063

The long-term benefit to the Company of its cultural and management style is consistent growth and development of the Bank over time. Management believes the Bank's risk levels have been reduced because of the Bank's expertise in loan, investment, operational, human resource, and technology management.

The Company's primary market focus is to provide commercial bank services to businesses, professionals, and individuals. The Company emphasizes the development of meaningful customer relationships and a high level of service. Its employees are well-trained banking professionals who are committed to these objectives.

The Bank offers deposit accounts, safe-deposit boxes, consumer loans, commercial loans, agricultural loans, and commercial and residential real estate loans. Commercial loans include operating lines of credit, equipment and real estate financing, capital needs, and other traditional financing products.

The Bank has a growing emphasis in financing farm operations, equipment, and property. The Bank has also emphasized loans to professionals with its professional line of credit products.

The Bank's loan portfolio has some concentrations in real estate secured loans, primarily commercial properties.

Deposit products include regular and "package" checking accounts, savings accounts, certificates of deposit, money market accounts, and IRA accounts. In addition, the Bank actively markets its repurchase agreement product to corporate customers. The Bank offers a check card, check guarantee card, ATM card as well as a MasterCard and VISA card as part of its retail banking services. The Bank operates a small residential mortgage loan origination department that originates loans and sells them into the secondary market. The Bank offers extended banking hours in selected locations as well as Saturday banking. ATM machines are also available at ten (10) locations offering 24-hour transaction services, including cash withdrawals, deposits, account transfers, and balance inquiries. The Bank also offers its customers a 24-hour automated telephone service that offers account transfers and balance inquiries.

The Bank offers an on-line banking product. The on-line banking product offers services to both individuals and business account customers. Business customers have a comprehensive cash management option. All online users have the availability of the "bill payment" feature. The Bank expects to continually enhance its on-line banking product while maintaining its quality "people to people" customer service. The Bank's on-line banking can be reached at www.CitizensEBank.com.

The Bank began offering Health Savings accounts to customers with high deductible medical plans in August 2004. The Bank has found this deposit product to be beneficial to the Bank and to the customer.

Employees

At December 31, 2004 the Bank had 137 full-time equivalent employees. The Bank values its employees. They are actively engaged individually and as a team in contributing to the Bank's realization of its culture and mission. None of the employees of the Bank are subject to a collective bargaining agreement. A number of benefit programs are available to eligible employees including group medical insurance plans, paid time off, group life insurance, and a 401(K) plan.

Competition

At December 31, 2004, the Bank was among the top 10 largest commercial banks headquartered in the State of Oregon as measured by the State of Oregon's division of Finance and Corporate Securities. The Bank competes with other commercial banks as well as savings and loan associations, credit unions, mortgage companies, insurance companies, investment banks, securities brokerages and other non-bank financial service providers. Banking in the State of Oregon is substantially dominated by several very large banking institutions whose headquarters are not in Oregon. They include Wells Fargo Bank, US Bank, Key Bank, Washington Mutual Bank, and Bank of America. Together these large organizations hold a majority of the deposit and loan balances held by banks in the State of Oregon. The Bank attempts to offset some of the advantages of these larger competitors through superior relationship building with the customer, better service, quicker response to the customers' needs, and local decision-making. We rely on the fact that many businesses and individuals within small Oregon communities want to see their money stay within the local economy, rather than see it used to fund loans in distant places.

2004 Activities

The Main Branch, which is located on the first floor of the Bank's headquarters in Corvallis, underwent a complete remodel, which began late in 2003. The remodel provided more efficient use of the floor space including privacy for loan officers when meeting with customers and increased storage in the teller/operations area. The remodel was completed April 2004.

On July 28, 2004, Citizens Bancorp announced the sale of its Citizens Bank Veneta Branch to Siuslaw Bank. The sale of the Veneta Branch, which was consumer oriented, fits with the Company's corporate strategy of service to small to medium business relationships as its primary customer base. Management believes the sale will afford the Bank the opportunity to dedicate its resources to serving the business community in the market areas it serves. The sale of the Citizens Bank Veneta Branch to Siuslaw Bank was completed on September 24, 2004, resulting in a net gain on sale of assets of approximately $291,000.

On November 16, 2004, the Company declared a cash dividend of $.46 per share to shareholders of record on November 16, 2004, payable January 10, 2005.

SUPERVISION AND REGULATION

General

The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries only and are not intended to be complete. These references are qualified in their entirety by the referenced statutes and regulations. In addition, some statutes and regulations which apply to and regulate the operation of the banking industry might exist which are not referenced below. Changes in applicable statutes and regulations may have a material effect on the business of the Company and its subsidiary.

The earnings and growth of the Company and its subsidiary, Citizens Bank, as well as their existing and future business activities, are affected not only by general economic conditions, but also by the fiscal and monetary policies of the Federal government and its agencies, particularly the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board implements monetary policies (intended to curb inflation and combat recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rates applicable to borrowings by banks from the Federal Reserve Bank. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. As banking is a business which depends largely on interest rate differentials (in general, the difference between the interest rates received by the banks on loans extended to their customers and interest paid on customer deposits), the influence of economic conditions and monetary policies on interest rates will directly affect earnings. The nature and impact of any future changes in monetary policies cannot be predicted.

Despite some recent legislative initiatives to reduce regulatory burdens, banking remains a highly regulated industry. Banking regulations are intended to protect Bank customers, not Company shareholders. Legislation enacted from time to time may increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations and taxations of banks and other financial institutions are frequently made in Congress, in the Oregon State Legislature, and before various bank regulatory agencies. In addition, there continue to be proposals in Congress to restructure the banking system.

Some of the significant areas of bank regulation, including significant federal legislation affecting state-chartered banks, are generally discussed below.

Federal Bank Holding Company Regulation

As a financial bank holding company, the Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places the Company under the supervision of the Board of Governors of the Federal Reserve System ("FRB"). In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. Certain recent legislation commonly referred to as the Gramm-Leach-Bliley Financial Services Modernization Act ("GBLA") was designed to expand opportunities for banks and bank holding companies.

FRB Regulation. The Company must obtain the approval of the FRB: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such a bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially all of the assets of any additional banks.

The Company is required by the BHCA to file annual and quarterly reports and such other reports as may be required from time to time by the FRB. In addition, the FRB conducts periodic examinations of the Company.

Support of Subsidiaries. Under FRB policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiaries. Any capital loans the Company makes to its subsidiary are subordinate to deposits and to certain other indebtedness of the subsidiary. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary and this obligation will be entitled to a priority of payment.

Tying Arrangements. The Company and the subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiary may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor. Until recently, the FRB extended its bank-tying restrictions to bank holding companies and their non-bank subsidiaries. However, effective April 21, 1997, the bank anti-tying rules will no longer apply to the non-bank subsidiaries of a bank holding company.

State Law Restrictions. As a corporation chartered under the laws of the State of Oregon, the Company is also subject to certain limitations and restrictions under applicable Oregon corporate law. For example, these include limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Securities Registration and Reporting. The Company is subject to the registration and reporting requirements of the Federal Securities Laws. The periodic reports, Proxy Statements, and other information filed by the Company with the Securities and Exchange Commission ("SEC") can be inspected and copied or obtained from the Washington, D.C., office of the SEC. In addition, the securities issued by the Company are subject to the registration requirements of the Securities Act of 1933 and applicable state securities laws unless exceptions to registrations are available.

Control Transactions. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FRB has been given 60 days prior written notice of the proposed acquisition, and within that time period, the FRB has not issued a notice disapproving the proposed acquisition, or extended for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the FRB issues written notice of its intent not to disapprove the action. Under a rebuttal resumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any "company" would be required to obtain the approval of the FRB under the BHCA before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares of the Company, or obtain control over the Company.

Federal And State Bank Regulation

Oregon state-chartered banks are subject to primary regulation and examination by the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities. The Bank is also subject to supervision, examination, and regulation by certain federal banking agencies. The Bank is insured (to applicable limits) by, and therefore is subject to regulation by, the FDIC.

Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, certain interest rates payable, mergers and consolidations, borrowings, issuance of securities, payment of dividends (see below), establishment of branches, and dealings with affiliated persons. The FDIC has authority to prohibit banks under their supervision from engaging in what they consider to be an unsafe and unsound practice in conducting their business. Depository institutions, such as the Bank, are affected significantly by the actions of the FRB as it attempts to control the money supply and credit availability in order to influence the economy.

Dividends paid by the Bank to the Company are a material source of all of the Company's cash flow. Various federal and state statutory provisions limit the amount of dividends the Bank is permitted to pay to the Company without regulatory approval. FRB policy further limits the circumstances under which the bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

If, in the opinion of the applicable federal banking agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution could include the payment of dividends), the agency may require, after notice and hearing, that such institution cease and desist from such practice. In addition, the FRB and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

Under Oregon law, the Oregon regulatory authorities have the authority to suspend payment of any dividend of an Oregon institution if it is determined that the payment would result in the stockholders' equity in the institution, after payment of the dividend, to be inadequate for the safe and sound operation of the institution.

Federal law: (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws.

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law in late 1991. As required by FDICIA, numerous regulations have been adopted by federal bank regulatory agencies, including the following: (1) federal bank regulatory authorities have established five different capital levels for banks and, as a general matter, enable banks with higher capital levels to engage in a broader rage of activities; (2) the FRB has issued regulations requiring standardized disclosures with respect to interest paid on deposits; (3) the FDIC has imposed restrictions on the acceptance of brokered deposits by weaker banks; (4) the FDIC has implemented risk-based insurance premiums; and (5) the FDIC has issued regulations requiring state-chartered banks to comply with certain restrictions with respect to equity investments and activities in which the banks act as a principal.

FDICIA recapitalized the Bank Insurance Fund ("BIF") and required the FDIC to maintain the BIF and Savings Association Insurance Fund ("SAIF") at 1.25% of insured deposits by increasing deposit insurance premiums as necessary to maintain such ratio. FDICIA also required federal bank regulatory authorities to prescribe, by December 1, 1998, (1) non-capital standards of safety and soundness; (2) operational and managerial standards for banks; (3) asset and earnings standards for banks and bank holding companies addressing such areas as classified assets, capital, and stock price, and (4) standards for compensation of executive officers and directors of banks. However, this provision was modified by recent legislation to allow federal regulatory agencies to implement these standards through either guidelines or regulations.

FIRREA

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") became effective on August 9, 1989. Among other things, this far-reaching legislation (1) phased in significant increases in the FDIC insurance premiums paid by commercial banks; (2) created two deposit insurance pools within the FDIC, one to insure commercial banks and savings bank deposits and the other to insure savings association deposits; (3) for the first time, permitted bank holding companies to acquire healthy savings associations; (4) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other federal services from their local Federal Home Loan Banks; and (5) greatly enhanced the regulators' enforcement powers by removing procedural barriers and sharply increasing the civil and criminal penalties for violating statutes and regulations.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Individual states had the authority to "opt out" of certain of these provisions. The Interstate Act allowed states to enact "opting-in" legislation that (i) permitted interstate mergers within their own borders before June 1, 1997, and (ii) permitted out-of-state banks to establish de novo branches within the state. As of September 29, 1996, bank holding companies could purchase banks in any state, and states may not prohibit such purchases. Additionally, beginning June 1, 1997, banks were permitted to merge with banks in other states as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Oregon, effective February 27, 1995, enacted "opting in" legislation generally permitting interstate mergers, subject to certain restrictions. Given that Oregon permitted interstate banking for a number of years, this legislation was not expected to have profound impact on banking in Oregon or on the Company or the Bank's operations in particular.

CRA

The Community Reinvestment Act (the "CRA") requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the records of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. Those factors are also considered in evaluating mergers, acquisitions, and applications to open a branch of facility.

Gramm-Leach-Bliley Financial Services Modernization Act

On November 12, 1999, the Gramm-Leach-Bliley Financial Service Modernization Act of 1999 ("GLB Act") was signed into law. The purpose of this legislation is to modernize the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Generally, the GLB Act:

(1) repealed the historical restrictions and eliminates many federal and state law barriers to affiliations among banks, securities firms, insurance companies and other financial service providers;

(2) broadened the activities that may be conducted by national banks, banking subsidiaries of bank holding companies and their financial subsidiaries;

(3) provided an enhanced framework for protecting the privacy of consumer information; and

(4) addressed a variety of other legal and regulatory issues affecting day-to-day operations and long-term activities of financial institutions.

The GLB Act also imposed certain obligations on financial institutions to develop privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect and secure customer data. These privacy provisions were implemented by regulations that were effective on November 12, 2000. Compliance with the privacy provisions was required by July 1, 2001.

USA PATRIOT Act

In response to the events of September 11th, President George W. Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, on October 26, 2001. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions.

Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements:

- All financial institutions must establish anti-money laundering programs.

- Financial institutions that establish, maintain, administer, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

- Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign banks that do not have a physical presence in any country, and will be subject to certain record-keeping obligations with respect to correspondent accounts of foreign banks.

- Bank regulators are directed to consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") was signed into law by President Bush on July 30, 2002 in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission ("SEC"), under the Securities Exchange Act of 1934 ("Exchange Act").

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

We anticipate that we will incur substantial additional expenses as a result of the Act, especially in our CPA audit expense, internal documentation and the testing requirements under Section 404 of the Act. The estimated amount of those expenses is unknown at this time.

Recent Legislative and Regulatory Developments

The Check Clearing for the 21st Century Act, or "Check 21," became effective October 28, 2004. Check 21 facilitates check collection by creating a new negotiable instrument called a "substitute check," which permits, but does not require, banks to replace original checks with substitute checks or information from the original check and process check information electronically. Banks that do use substitute checks must comply with certain notice and recredit rights. Check 21 is expected to cut the time and cost involved in physically transporting paper items and reduce float, i.e., the time between the deposit of a check in a bank and payment, especially in cases in which items were not already being delivered same-day or overnight. We anticipate using the Check 21 authority in 2006, and will likely incur additional costs in 2005 for technology necessary to process check information electronically.

In December 2004, the FRB announced a revision of its bank holding company rating system to align the system more closely with current supervisory practices. The revised system emphasizes risk management, introduces a framework for analyzing and rating financial factors, and provides a framework for assessing and rating the potential impact of nondepository entities of a holding company on its subsidiary depository institution(s). A composite rating will be assigned based on the foregoing three components, but a fourth component will also be rated, and will reflect generally the assessment of depository institution subsidiaries by their principal regulators. Ratings will be made on a scale of 1 to 5 (1 highest) and will, like current ratings, not be made public. The new rating system will be applied to the Company commencing with its first examination following the system's effective date of January 1, 2005.

Authority for financial holding companies to engage in real estate brokerage and property management services was proposed by the U. S. Treasury Department and the FRB in 2000. Final regulations implementing the proposal have been subject to a statutory moratorium which was renewed by Congress during 2004 for a period ending September 30, 2005. It is not possible at present to assess the likelihood of the ultimate impact of the final regulations.

Capital Adequacy Requirements

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

FDIC Insurance

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Effects of Government Monetary Policy

The earnings and growth of the Company are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, by its open market operations in U.S. Government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits. These activities influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company cannot be predicted with certainty.

Changes In Banking Laws And Regulations

The laws and regulations that affect banks and bank holding companies frequently undergo significant changes at the federal and state levels. Bills are introduced from time to time in the United States Congress that contain proposals to alter the structure, regulation, and competitive relationships of the nation's financial institutions. Any changes in laws and regulations could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Such changes could also reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, alter the extent to which banks could engage in securities activities, alter the taxation of banks, bank holding companies and other financial services organizations, and change the structure and jurisdiction of various financial institution regulatory agencies. Such ongoing changes in laws and regulations, and the extent to which the business of the Company might be affected thereby, cannot be predicted with certainty.

Website Access to Reports

Citizens Bancorp makes available free of charge, all periodic and current reports as soon as reasonably practicable after such material is electronically filed with, or furnished to the Securities and Exchange Commission ("SEC"). The Company's website address is www.citizensEbank.com

ITEM 2. PROPERTIES

The principal properties of the Company and its subsidiary, Citizens Bank, are comprised of banking facilities owned or leased by the subsidiary.

The main office of Citizens Bank is located in the heart of the business and retail center in Corvallis, Oregon. The building was constructed in 1977 and has approximately 30,000 square feet of space on two levels above ground and a full basement. The second floor is occupied by the administrative support team, which includes the President/Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer, the Chief Lending Officer, Administrative Assistants and the Loan Service Center.

The first floor serves as the main banking office for the Bank. It is occupied by a manager, a lending staff, an operations staff, tellers, marketing officer, new accounts staff, and mortgage department staff.

The basement is occupied by the Accounts Service Center. It includes a manager, two operations officers, proof and data processing staff, inventory, wire transfer, telephone, and courier staff. All of the Bank's centralized functions, i.e., management, proof and data information, loan documentation, loan administration, cash services, mail services, accounting and human resources, occur in this building. The Bank owns this building.

The Bank operates ten (10) full service branches, of which six (6) are owned and four (4) are leased. The Company also has a Bankcard Department which is located in Corvallis, Oregon in a leased building. These buildings range in size from 2,500 square feet to approximately 30,000 square feet. Their primary function and use is to provide banking service to the Bank's customers. See the Contractual Obligations table for a summary of our lease requirements. The following sets forth certain information regarding the Bank's office facilities.

Main Office 275 SW Third Street Corvallis, Oregon	Junction City Office 955 Ivy Street Junction City, Oregon	East Albany Office (1) 2315 14th Ave. SE Albany, Oregon
Circle Office (2) 978 NW Circle Blvd. Corvallis, Oregon	Philomath Office 1224 Main Street Philomath, Oregon	West Albany Office (3) 2230 Pacific Blvd. SE Albany, Oregon
McMinnville Office 455 NE Baker Street McMinnville, Oregon	Harrisburg Office (4) 230 North 3rd Street Harrisburg, Oregon	Dallas Office 583 SE Jefferson Dallas, Oregon

Springfield Office (5) 2073 Olympic Street Suite 100 Springfield, Oregon	Bankcard Department (6) 201 NW Third Street Suite B Corvallis, Oregon

(1) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on February 29, 2003 for a three-year term.
(2) Premises leased under an original lease agreement dated May 1, 1970 and a supplemental lease agreement dated August 16, 1994. The lease expires January 31, 2020.
(3) Ground lease under ground lease agreement dated May 29, 1998. The lease expires in year 2048.
(4) Premises leased under a lease agreement dated May 4, 2001. The lease expires May 4, 2006, with the right to renew for two additional periods of five years each.
(5) Premises leased under a lease agreement dated June 1, 2003. The lease expires on May 31, 2006 with the right to renew for two additional periods of three years each.
(6) Premises leased under a lease agreement dated September 1, 2003, which expires August 31, 2005.

The Bank owns or leases all of the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

ITEM 3. LEGAL PROCEEDINGS

As of the date of filing this Form 10K neither the Company nor its subsidiary were a party to any material legal proceedings. Further, management is not aware of any threatened or pending lawsuits or other proceedings against the Company or its subsidiary which, if determined adversely, would have a material effect on the business or financial position of either of them. The Company or the Bank may from time to time become a party to litigation in the ordinary course of business, such as debt collection litigation or through an appearance as a creditor in a bankruptcy case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2004, no matters were submitted to the Company's security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established market for the Company's common stock, and the stock is not listed on and does not trade on or through any exchange or quotation system. There is no expectation that an established market will develop for the Company's common stock. As the transfer agent for the Company's common stock, Citizens Bank keeps an informal record of persons expressing an interest in buying or selling the Company's common stock and introduces prospective buyers and sellers. Citizens Bank also keeps some informal records of prices paid and received for the Company's common stock by certain persons. Neither the Company nor the Bank does or will recommend prices for the Company's common stock.

There were 1,150 holders of record of the Company's no par value common stock as of March 1, 2005, and an estimated 87 additional beneficial holders whose stock was held in street name by brokerage houses. The last transaction price of the Company's common stock of which the Company is aware was $17.90 per share on March 1, 2005.

The Company has no formal dividend policy. The amount of any dividend is determined by the Bancorp Board of Directors and depends on the amount of profits generated and the growth objectives of the Company and the Bank, together with other factors considered by the Board in its discretion. Under Oregon law certain restrictions on the payment of dividends apply. Under these restrictions, a bank or holding company may not declare or pay any dividend in an amount greater than its retained earnings. In addition, applicable bank regulatory authorities have the power to require any bank to suspend the payment of any and all dividends until the bank shall have complied with all requirements that may have been imposed by such authorities.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the periods shown. This information is based solely on prices and information reported to Citizens Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transactions in the Company and Citizens Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

	High	Low
2000	$14.44	$10.00
2001	$14.50	$9.75
2002	$15.00	$11.45
2003	$18.50	$12.49
2004	$18.50	$16.50

Per share information for the current and prior periods reflect the effect of the stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

	High	Low
2004		
First quarter	$18.50	$17.35
Second quarter	$17.50	$17.00
Third quarter	$17.35	$16.85
Fourth quarter	$18.50	$16.50
2003		
First quarter	$15.00	$12.49
Second quarter	$16.95	$13.00
Third quarter	$17.40	$15.00
Fourth quarter	$18.50	$17.00

The Company's board of directors authorized a stock repurchase program in 2002, which remains in effect. Under the program, the Company may repurchase shares of its stock at market prices from time to time up to an amount per share as authorized by the board of directors. For the 2004 fiscal year, no stock repurchases were made under the program.

Citizens Bank/Bancorp, Common Equity Holding. As of December 31, 2004, there were 4,620,250 shares outstanding, held by 1,226 shareholders of record. As of March 1, 2005, there were 1,150 holders of Citizens Bancorp and 4,617,997 shares outstanding. Since December 31, 2004, 31,556 shares were issued under the Dividend Reinvestment Plan.

Holders are determined on the basis of ownership. Each entity that owns one or more shares is determined to be a holder. Holders can be individuals, partnerships, corporations, trusts, or any entity that can legally hold assets in the State of Oregon. Two or more individuals together can also be a holder, such as a husband and wife or a parent and child.

The Company has no formal dividend policy. The amount of any dividend is determined by the Bancorp Board of Directors and depends on the amount of profits generated and the growth objectives of the Company and the Bank, together with other factors considered by the Board in its discretion. Under Oregon law certain restrictions on the payment of dividends apply. Under these restrictions, a bank or holding company may not declare or pay any dividend in an amount greater than its retained earnings.

The following sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by Citizens Bancorp.

	Cash Dividend	Stock Dividend
2000	$ .33	--
2001	$ .34	--
2002	$ .41	--
2003	$ .46	10%
2004	$ .46	--

Per share information for prior periods reflect the effects of the stock dividends.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.

(In thousands, except share data)

Year ended December 31,	2004	2003	% increase (decrease) 2004 to 2003	2002	2001	2000
EARNINGS						
Total interest income	$ 15,341	$ 16,312	(5.95%)	$ 17,575	$ 18,755	$ 18,436
Total interest expense	1,667	2,082	(19.93%)	3,322	5,674	6,241
Net interest income	13,674	14,230	(3.91%)	14,253	13,081	12,195
Provision for credit losses	142	270		624	733	454
Net interest income after provision for credit losses	13,532	13,960	(3.07%)	13,629	12,348	11,741
Total non-interest income	4,428	4,113	7.71%	3,773	3,396	2,672
Total non-interest expense	11,199	10,203	9.78%	9,793	9,181	8,587
Income before taxes	6,761	7,870	(14.09%)	7,609	6,563	5,826
Income taxes	2,409	2,858	(15.71%)	2,751	2,535	2,214
Net income	$ 4,352	$ 5,012	(13.17%)	$ 4,858	$ 4,028	$ 3,612
PER COMMON SHARE (1)						
Net income	$ .94	$ 1.10	(14.55%)	$ 1.07	$ .88	$ .79
Diluted Basic	.94	1.09	(13.76%)	1.07	.88	.79
Cash dividends	.46	.46	0%	.41	.34	.33
Book value	8.31	7.82	6.27%	7.20	6.54	5.95
PERIOD END BALANCES						
Total assets	$ 334,588	$ 326,269	2.55%	$ 312,639	$ 278,529	$ 244,380
Net loans	210,951	185,053	13.99%	178,333	171,196	158,920
Deposits	235,482	235,759	(.12%)	227,363	231,821	200,960
Repurchase agreements	55,446	50,907	8.92%	48,059	14,298	12,651
Shareholders' equity	38,401	35,617	7.83%	32,330	29,524	27,063
PERFORMANCE RATIOS						
Return on Average Assets	1.32%	1.59%		1.64%	1.48%	1.52%
Return on Average Equity	11.23%	14.06%		15.32%	13.76%	13.75%
Dividend Payout Ratio	48.94%	41.82%		38.32%	38.64%	41.77%
Average Equity to Average Assets	11.75%	11.32%		10.73%	10.74%	11.03%
Efficiency Ratio (2)	60.88%	54.92%		53.63%	55.03%	57.01%

(1) Per share amounts and the average number of shares outstanding have been restated for a stock dividend of 10% in 2003.
(2) The efficiency ratio is computed by dividing total non-interest expenses by the total of net interest income and total non-interest income. Net interest income used in the calculation includes tax equivalent adjustments (at the federal statutory rate of 34%) related to income on securities that are exempt from federal taxes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). We believe that the following is one of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Allowance for Credit Losses. The allowance for credit losses is established through a provision for credit losses charged to operations. The allowance for credit losses is a significant estimate and management and the Board of Directors regularly evaluate its adequacy by considering a number of factors, including, among other things, current loan grades and delinquency trends, historical loss rates, changes in the composition of the loan portfolio, overall portfolio quality, industry concentrations, and current economic factors and the effect of those factors on a borrower's repayment ability. The use of different estimates or assumptions could produce different provisions for credit losses. In addition, the allowance for credit losses is also subject to regulatory supervision and examination.

Results of Operations for Years Ended December 31, 2004, 2003, and 2002.

Net Income. For the three years ended December 31, 2004, the Company's net income was $4.352 million, $5.012 million, and $4.858 million, respectively. 2004 net income decreased $.660 million or 13.2% as compared to 2003, which increased $.154 million or 3.2% over 2002. The Company's decreased net income in 2004 resulted primarily from a decrease in interest income on loans and investments, lower fee income on loans, lower fee income from the mortgage department, and an increase in non-interest expense. The lower fee income on loans was primarily a result of slow loan activity in the first three quarters of 2004. The lower fee generation in the mortgage department was primarily a result of a slow down in mortgage lending due to increasing rates as compared to 2003. The increase in non-interest income in 2004 was primarily the result of the net gain from the sale of the Veneta Branch of approximately $291,000. Interest expense decreased by $.410 million, as lower rates generally offset the effect of larger earning asset and interest bearing liability totals.

The average rate earned on loans for 2004, 2003, and 2002 was 6.8%, 7.5%, and 8.1%, respectively. The net decrease in the average loan yield was due to the continuing reduction of market rates in 2004, as compared to the same period in 2003 and the reversal of interest income due to several large loans put on non-accrual in the fourth quarter of 2004. Management believes that the customer relationships developed by its experienced loan officers and the expanding market area due to increased branch locations contributed to the increase in loan volumes in 2004. Majority of the loan growth was experienced in the fourth quarter as the economies in the Company's market areas improved as well as the Company's market penetration.

The 2004 decrease in the investment portfolio income was primarily due to lower rates earned on investments as compared to 2003 and lower volumes of securities as a result of maturing and called bonds being deployed to fund loan growth in the fourth quarter.

The increase in average earning assets in 2004 is primarily reflected in increases in loan and security volumes. Average yields on earning assets for 2004, 2003, and 2002 were 5.3%, 5.8%, and 6.6%, respectively.

Interest Income. Interest income totaled $15.3 million for the year ended December 31, 2004, a 6.0% decrease from the $16.3 million for 2003, which was a 7.2% decrease from the $17.6 million for 2002. The decrease in both 2004 and 2003 resulted from decreased rates earned on loans and investment securities due to the impact of rate decreases during the year which negated any increases in earnings from growth in volumes.

Interest Expense. Interest expense for the year ended December 31, 2004 was $1.7 million, a 19.9% decrease from the $2.1 million expense for 2003, which was a 37.3% decrease over the $3.3 million expense for 2002. The decrease in interest expense in 2004 resulted primarily from lower interest rates paid on deposits as compared to the same period in 2003, and to a lesser extent from the decrease in our deposit levels primarily as a result of the sale of the Veneta Branch deposits of approximately $12 million in the fourth quarter. The decrease in 2003 as compared to 2002 was also primarily the result of lower rates paid on deposits, with rates declining rapidly as a result of the Federal Reserve Bank's interest rate reductions in 2002. The effect of the lower rates reducing interest expense in 2003 was greater than the increase in interest expense related to increased levels of deposits during the year as compared to 2002. Interest on customer repurchase agreements decreased slightly due to lower rates paid on those balances in 2004 as compared to the same period in 2003 which had a greater impact than the increase in the average balance of those funds. Interest on customer repurchase agreements increased in 2003 from 2002 as a result of increased relationships and the underlying account balances which was greater than the effect of the lower rates paid during those years.

Net Interest Income. Net interest income for the years 2004, 2003, and 2002 was $13.7 million, $14.2 million, and $14.3 million, respectively. Additionally, for the same periods beginning with 2004, net interest margins, on a tax equivalent basis, were 4.7%, 5.1%, and 5.4%, respectively. Despite an increase in volumes, the decrease in the net interest margin from 2002 to 2003 and from 2003 to 2004 was primarily due to the reduced average rates earned on loans and investment securities, which had a greater impact than the reduced cost of interest bearing liabilities. 2004 was also impacted by several large loans transferred to non-accrual status in the fourth quarter of 2004.

The following table sets forth, for the periods indicated, interest income and interest expense with the resulting average yield or rate by category of average earning assets and average interest bearing liabilities.

Average Balances and Tax-Equivalent Net Interest Margin

Year Ended December 31,	2004			2003			2002		
(In thousands)	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid
ASSETS									
Loans (2)	$194,168	$ 13,142	6.77%	$186,498	$ 13,976	7.49%	$177,795	$ 14,428	8.11%
Investment securities: (3)									
Taxable	81,561	1,665	2.02%	73,244	1,728	2.36%	63,619	2,386	3.75%
Tax-exempt (1)	11,890	643	5.41%	11,484	688	6.00%	10,757	702	6.53%
Total Investment Securities	**93,451**	**2,308**	**2.45%**	**84,728**	**2,416**	**2.85%**	**74,376**	**3,088**	**4.15%**
Interest bearing deposits in banks and federal funds sold	7,677	117	1.52%	13,671	154	1.13%	17,466	298	1.71%
Total earning assets	**295,296**	**15,567**	**5.27%**	**284,897**	**16,546**	**5.81%**	**269,637**	**17,814**	**6.61%**
Cash and due from banks	21,095			17,736			14,014		
Premises and equipment - net	7,765			6,760			5,531		
Other assets	8,389			8,184			8,243		
Allowance for credit losses	(2,792)			(2,687)			(2,280)		
Total	**$329,793**			**$314,890**			**$295,145**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Savings, MMDA, NOW	$ 145,867	(387)	.27%	$ 136,504	(448)	.33%	$ 126,675	(773)	.61%
Time	45,606	(577)	1.27%	51,842	(926)	1.79%	66,350	(1,997)	3.01%
Total interest-Bearing deposits	**191,473**	**(964)**	**.50%**	**188,346**	**(1,374)**	**.73%**	**193,025**	**(2,770)**	**1.44%**
Repurchase agreements	49,005	(684)	1.40%	44,532	(699)	1.57%	28,398	(536)	1.89%
Other borrowings	1,279	(19)	1.49%	978	(9)	.92%	1,032	(16)	1.55%
Total interest-bearing liabilities	**241,757**	**(1,667)**	**.69%**	**233,856**	**(2,082)**	**.89%**	**222,455**	**(3,322)**	**1.49%**
Demand deposits	48,060			44,109			38,983		
Other liabilities	1,238			1,274			2,009		
Shareholders' equity	38,738			35,651			31,698		
Total	**$329,793**			**$314,890**			**$295,145**		
Net interest income (1)		$ 13,900			$ 14,464			$ 14,492	
Interest income as a % of avg. earning assets			5.27%			5.81%			6.61%
Interest expense as a % of avg. earning assets			.56%			.73%			1.24%
Net interest margin			4.70%			5.08%			5.37%

(1) Includes taxable equivalent adjustments related to income on securities that is exempt from federal income taxes. The federal statutory rate was 34%.

(2) For purposes of these calculations, nonaccrual loans are included in the average loan balance outstanding. Loan fees and late charges of $373, $697, and $719 are included in interest income for 2004, 2003 and 2002.

(3) For purposes of computation of the average yield on investments available for sale, historical cost balances were utilized, therefore the yield information does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volumes and rates. Changes not due solely to volume or rate changes are allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

(in thousands)	2004 versus 2003 Increase (decrease) Due to change in Average Volume	2004 versus 2003 Increase (decrease) Due to change in Average Rate	Net Change	2003 versus 2002 Increase (decrease) Due to change in Average Volume	2003 versus 2002 Increase (decrease) Due to change in Average Rate	Net Change
INTEREST INCOME						
Loans	$ 558	$ (1,392)	$ (834)	$ 685	$ (1,137)	$ (452)
Investment securities	332	(440)	(108)	499	(1,171)	(672)
Interest-bearing deposits in banks and federal funds sold	(81)	44	(37)	(104)	(40)	(144)
Total interest income	**809**	**(1,788)**	**(979)**	**1,080**	**(2,348)**	**(1,268)**
INTEREST EXPENSE						
NOW, MMDA & Savings deposits	29	(90)	(61)	56	(381)	(325)
Time deposits	(134)	(215)	(349)	(643)	(428)	(1,071)
Repurchase agreements	67	(82)	(15)	265	(102)	163
Other borrowings	3	7	10	(1)	(6)	(7)
Total interest expense	**(35)**	**(380)**	**(415)**	**(323)**	**(917)**	**(1,240)**
Changes in net Interest income	**$ 844**	**$ (1,408)**	**$ (564)**	**$ 1,403**	**$ (1,431)**	**$ (28)**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2003 to the year ended December 31, 2004.

Increase (Decrease) In Average Balance:		**Increase (Decrease) In Average Rate:**	
Loans	4.11%	Loans	(9.67%)
Investments	10.30%	Investments	(13.95%)
Fed Funds & Deposits	(43.84%)	Fed Funds & Deposits	35.29%
Total Earning Assets	**3.65%**	**Total Earning Assets**	**(9.31%)**
NOW, MMDA, Savings	6.86%	NOW, MMDA, Savings	(19.16%)
Time	(12.03%)	Time	(29.05%)
Repurchase Agreements	10.04%	Repurchase Agreements	(11.08%)
Other Borrowings	30.78%	Other Borrowings	52.93%
Total Int Bear Liabilities	**3.38%**	**Total Int Bear Liabilities**	**(22.55%)**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2003 to the year ended December 31, 2002.

Increase (Decrease) In Average Balance:		**Increase (Decrease) In Average Rate:**	
Loans	4.89%	Loans	(7.65%)
Investments	13.92%	Investments	(31.32%)
Fed Funds & Deposits	(21.73%)	Fed Funds & Deposits	(33.98%)
Total Earning Assets	**5.66%**	**Total Earning Assets**	**(12.09%)**
NOW, MMDA, Savings	7.76%	NOW, MMDA, Savings	(46.22%)
Time	(21.87%)	Time	(40.65%)
Repurchase Agreements	56.81%	Repurchase Agreements	(16.84%)
Other Borrowings	(5.23%)	Other Borrowings	(40.64%)
Total Int Bear Liabilities	**5.13%**	**Total Int Bear Liabilities**	**(40.38%)**

Net Interest Income After Provision For Credit Losses. Net interest income after the provision for credit losses was $13.5 million at December 31, 2004, $14.0 million at December 31, 2003, and $13.6 million at December 31, 2002. Total provision for credit losses for the three years ending December 31, 2004 was $142,000, $270,000, and $624,000, respectively. The Company decreased the 2004 provision for credit losses based on its analysis of probable losses in the loan portfolio derived from the loan grading system and the loss analysis of impaired loans in 2004. Charge-offs of $117,000, $54,000, and $237,000 were realized in 2004, 2003, and 2002, respectively. Recoveries were $0, $3,000, and $13,000 during the same periods. Historically, the Company's loan charge-off levels have been very low compared to its peers. Management will continue to monitor and analyze charge-off levels closely. Management's assessment of the allowance for credit losses includes various factors such as delinquent and non-performing loans, historical analysis of credit loss experience, knowledge of the present and anticipated economic future of its market areas, and loan grades. Management believes the high quality of the loan portfolio reflects the Bank's strong internal controls, excellent loan policy standards, experienced loan officers and conservative underwriting practices. Management believes the allowance for credit losses at December 31, 2004 of $2.8 million is adequate. The allowance for credit losses to total loans at December 31, 2004, 2003, and 2002 respectively was 1.31%, 1.47%, and 1.41%.

Non-Interest Income. Non-interest income was $4.4 million for the year ended December 31, 2004, a 7.7% increase from $4.1 million in 2003, which was 9.0% higher than the $3.8 million in 2002. In 2004, the Company experienced a decrease in service charge and Bankcard income due to the sale of the Veneta Branch's deposits and Bankcard merchants. The increase in non-interest income in 2004 was primarily due to the gain on the sale of the Veneta Branch of approximately $291,000. In 2003, the Company realized increased gains on the sale of available for sale securities. In 2002, the Bank experienced a full year on earnings on bank owned life insurance policies, which were purchased in late 2001 to help offset employee benefits costs.

Non-Interest Expense. Non-interest expenses consist primarily of employee salaries and benefits, occupancy, data processing, Bankcard services, office supplies, professional services and other non-interest expenses. Overall increases are a result of the Company's increased volume, and management's emphasis on business development. The primary increases in 2004 were a result of routine adjustments in staff salaries, increased costs associated with medical benefits, increased expenses in Bankcard due to increased volumes and processing expense, expenses related to other real estate owned and a decrease in loan origination costs accounted for under FASB91.

Non-interest expense was $11.2 million for the year ended December 31, 2004, an increase of $1.0 million or 9.8% from the year ended December 31, 2003, which was an increase of $.4 million or 4.2% over the period ended December 31, 2002.

At the end of 2004, the Company employed 137 full time equivalent employees compared to 136 at the end of 2003 and 129 at the end of 2002. The primary increase in 2003 was due to the staffing of the new branch in Springfield which opened in August 2003. The increase in 2002 was due to the staffing of the new Dallas Branch and the hiring of a training officer. The Company has continued to increase staff productivity through training, education, and hiring practices.

Income Taxes. Income tax expense for 2004 was $2.4 million or 35.6% of income before taxes, 2003 was $2.9 million or 36.3% of income before taxes, and 2002 was $2.8 million or 36.2% of income before taxes.

Asset/Liability Management. The Company uses an asset/liability modeling system called ALX to estimate the degree of interest rate risk and market risk inherent in its mix of interest earning assets and interest bearing liabilities. The Company's strategy is to keep a position that is very close to "balanced". That is, the repricing of assets and liabilities would move much at the same rate. The Company's profitability is dependent to a large extent on net interest income. The Company is slightly asset sensitive, meaning that if rates rise the Company's net interest margin will increase, and if rates decline the margin will decrease. If rates increase, and more loans float off of floors, net interest income should increase.

Liquidity and Sources of Funds. The Company's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, short-term borrowings, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. The Company can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors.

Deposits are a primary source of new funds. At December 31, 2004, total deposits were $235.5 million, $235.8 million at December 31, 2003 and $227.4 million at December 31, 2002. Deposits of approximately $12 million were sold with the sale of the Veneta Branch in September 2004. The Company has recovered most of those deposits with growth mainly in Demand, NOW, and money market accounts. The decrease in time certificates of deposits was a result of management's decision not to pay above-market rates for time deposits in competition with other financial institutions when liquidity is well within established asset-liability guidelines.

The Company had securities sold under agreements to repurchase (REPOs) at December 31, 2004, 2003, and 2002 of $55.4 million, $50.9 million, and $48.1 million, respectively. REPOs represent an agreement between the Bank and a customer to collateralize funds deposited by the customer in an interest bearing repurchase sweep account. The Bank secures the REPO account with Government Agency Securities. In consideration of the funds deposited, the Bank transfers the security to the customer. The Bank agrees to repurchase the security on the next business day for the amount of the deposit plus simple interest on that amount calculated for one day at the rate established for REPO accounts as set by the Bank for that day. The funds provided by REPOs are considered borrowings, not deposits, and are not covered by FDIC insurance. Management believes the growth in REPOs is a result of continuing penetration into the commercial deposit markets due to the Company's emphasis on customer service, and its relationship style of banking.

Management anticipates that the Company will rely primarily on deposit growth, maturities of investment securities, sales of "available for sale securities," and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term needs but it is the practice of the Company to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

The overall cost of funds was as follows:

COST OF FUNDS		
2004	2003	2002
.7%	.9%	1.5%

The average daily amount of deposits and rates paid on deposits is summarized for the periods indicated in the following table.

	2004		**2003**		**2002**	
(In Thousands)	Amount $	Rate %	Amount $	Rate %	Amount $	Rate %
DEPOSITS						
Demand	$48,060	--	$44,109	--	$38,983	--
Interest-bearing demand	$36,565	.16%	$33,850	.16%	$30,270	.19%
Savings/MMDA	$109,302	.30%	$102,654	.38%	$96,405	.74%
Time	$45,606	1.27%	$51,842	1.79%	$66,350	3.01%
Total	**$239,533**		**$232,455**		**$232,008**	

The following table indicates the amount of the Bank's certificates of deposits with balances equal to or greater than $100,000 classified by time remaining until maturity as of December 31, 2004.

Maturity Period	Certificates of Deposit
	(In Thousands)
3 months or less	$5,113
3 months through 6 months	3,157
6 months through 12 months	7,151
Over 12 months	1,046
TOTAL	**$16,467**

The following table is a summary of securities sold under repurchase agreement (REPO) for each of the last three years.

	(Dollars in Thousands)		
	2004	**2003**	**2002**
Securities sold under agreement to repurchase:			
Average interest rate			
At year end	1.7%	1.2%	1.8%
For the year	1.4%	1.6%	1.9%
Average amount outstanding during the year	$ 49,005	$ 44,532	$ 28,398
Maximum amount outstanding at any month end	$ 55,446	$ 50,907	$ 48,059
Amount outstanding at year end	$ 55,446	$ 50,907	$ 48,059

Contractual Obligations

The following table sets forth the Company's contractual obligations as December 31, 2004.

		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases (1-7)	$ 1,877	$ 141	$ 242	$ 169	$ 1,325
Certificates of Deposit	$ 40,772	$ 35,703	$ 4,240	$ 829	--
Short-term Borrowings	$ 55,446	$ 55,446	--	--	--

Operating Leases

(1) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on February 29, 2003 for $396 per month. Lease is renewable every three years.
(2) Circle Branch building lease commenced August 16, 1994 and expires January 31, 2020. Current monthly lease is $2,928. Lease agreement has annual rent adjusted based on the United States Bureau of Labor Statistics Consumer Price Index.
(3) West Albany Branch land lease dated May 29, 1998 for a term of fifty years. On each fifth annual anniversary date of the lease, rent is adjusted based on any increase in the Consumer Price Index. At no time will the rent decrease from the initial stated rent of $1,850 per month.
(4) Harrisburg Branch building lease commenced May 4, 2001 for a five-year term with the option to renew for two five-year terms. Monthly rent expense for the first two years is $846, year three $896, year four $945, and year five $995.
(5) Springfield Branch building lease dated June 1, 2003 for a term of three years with the option to renew for two additional terms of three years each. Monthly lease totals $3,636 per month. On June 1, 2005, the rent increases to $3,730 per month.
(6) Bankcard Department building lease, dated September 1, 2003, expires August 31, 2005 with no renewal provision. Monthly lease is $1,950.
(7) Building leased for storage purposes. Lease commenced on February 1, 2004 and expires on July 31, 2010 with an option to renew for two additional terms of five years. Rent is $600 per month until July 31, 2005 after which the rent will be $1,500 per month and increase annually based upon the Consumer Price Index.

Capital Resources. The Company is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines that involve quantitative measures of the Company's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2004, the most recent notification from the Bank's regulator, categorized the Bank as well-capitalized under the applicable regulations. To be categorized as "well capitalized", the Company must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital. There are no conditions or events since that notification that management believes have changed its category rating.

Shareholders' equity increased to $38.4 million at December 31, 2004, from $35.6 million in 2003 and $32.3 million in 2002. The increase reflects net income of $4.4 million, other comprehensive income of ($.4) million, $.958 million from the dividend reinvestment plan, $.05 million in stock options exercised, and ($.004) in stock grants. These increases were primarily offset by a cash dividend declared of $2.1 million. The Company's average shareholders' equity, as a percentage of average assets, was 11.8% for the year ended December 31, 2004, 11.3% for the year ended December 31, 2003, and 10.7% for the year ended December 31, 2002.

As interest rates change, the value of the Bank's "available for sale" investment portfolio, which is reported at fair value, may be positively or negatively impacted and therefore may cause an increase or a reduction in reported shareholders' equity. Equity grew at 8.0% over the period between December 31, 2003 and December 31, 2004, while assets grew by 2.6% over the same period.

At December 31, 2004, the Company had no material commitments for capital expenditures that would negatively impact the Company's capital position.

The following table indicates the Company's capital adequacy position at December 31, 2004 and at December 31, 2003 and compares those positions to capital adequacy requirements.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2004						
Tier 1 capital (to average assets):						
Consolidated	$38,745	11.58%	$13,382	4.00%	N/A	N/A
Bank	38,650	11.69	13,220	4.00	$16,525	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	38,745	15.29	10,138	4.00	N/A	N/A
Bank	38,650	15.25	10,138	4.00	15,207	6.00
Total capital (to risk-weighted assets):						
Consolidated	41,535	16.39	20,276	8.00	N/A	N/A
Bank	41,440	16.35	20,276	8.00	25,345	10.00
December 31, 2003						
Tier 1 capital (to average assets):						
Consolidated	$35,470	10.81%	$13,132	4.00%	N/A	N/A
Bank	35,421	10.79	13,132	4.00	$16,416	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	35,470	15.64	9,070	4.00	N/A	N/A
Bank	35,421	15.62	9,070	4.00	13,606	6.00
Total capital (to risk-weighted assets):						
Consolidated	38,235	16.86	18,141	8.00	N/A	N/A
Bank	38,186	16.84	18,141	8.00	22,676	10.00

INVESTMENT PORTFOLIO

Investment Activities. The investment policy of the Company is established and monitored by the Board of Directors. The investment portfolio is structured to follow the guidelines contained within the policy which is designed to provide and maintain liquidity, generate a favorable return without incurring undo interest rate and credit risk and to complement the Bank's lending activities. Certain securities are used to collateralize public fund deposits, Treasury Tax and loan deposits, and REPO deposit accounts. The policy establishes the guidelines for classifying securities as either held to maturity or available for sale. The policy permits investments in various types of liquid assets permissible under applicable regulation. These assets include U.S. Treasury obligations, securities of various federal agencies, certificates of deposits at FDIC insured banks, Federal Home Loan Bank (FHLB) certificates of deposits, federal funds, U.S. Agency mortgage backed securities, and bank qualified general obligation or revenue bonds issued from the State of Oregon or Washington.

At December 31, 2004, the Company's portfolio totaled $80.9 million, primarily consisting of $70.9 million in U.S. agency securities available for sale and $10.0 million in state and municipal bonds held to maturity. The investment portfolio decreased $11.2 million from 2003, as the company funded loan growth with called and matured investments. The composition of the portfolio at each respective date is presented in the following tables.

	At December 31,					
	2004		2003		2002	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in thousands)			
Held-to-Maturity:						
State and municipal securities	$ 9,956	12.31%	$ 11,931	12.96%	$ 11,037	12.95%
Available-for-Sale:						
U.S. Government agency securities	$ 70,947	87.69%	$ 80,154	87.04%	$ 67,088	78.73%
U.S. Treasury securities	$ --	--	$ --	--	$ 7,090	8.32%
Total Portfolio	$ 80,903	100%	$ 92,085	100%	$ 85,215	100%

The following table sets forth the maturities and weighted average yields of the investment securities in the Company's investment portfolio at December 31, 2004. The average yield shown for obligations of states and political subdivisions is not calculated on a tax-equivalent basis.

	Less Than One Year		One to Five Years		Five to Ten Years		Over Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield*
	(Dollars in thousands)							
Held-to-Maturity:								
State and municipal securities	$ 2,103	3.19%	$ 5,637	3.99%	$ 2,216	4.55%	--	--
Available-for-Sale:								
U.S. Government agency securities	$ 27,278	1.85%	$ 43,669	1.99%	--	--	--	--
Total Portfolio	$ 29,381	2.08%	$ 49,306	2.77%	$ 2,216	4.55%	--	--

*Yield information is computed using the effective yield on the security and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Lending and Credit Management. Interest on loans is the primary source of income for the Company. Net loans represented 63.0% of total assets as of December 31, 2004 as compared to 56.7% at December 31, 2003. The Bank's goal is to serve the credit needs of the communities in which its offices are located. The primary focus for lending is small-to-medium sized businesses, professionals, and individuals. The Bank offers a broad base of loan products. Substantially all of the Bank's loans are to customers located within the Bank's service areas.

Although the risk of non-payment always exists, the type and level of risk changes with different types of loans. The primary source of repayment is the income generated by a business or by an individual. Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. Collateral provides an additional measure of security. The Bank manages risk in the loan portfolio through its loan policies, underwriting practices and continuing education for the lending professionals it employs.

At December 31, the following table sets forth the composition of the Bank's Loan Portfolio by type of loan as of the dates indicated.

	2004		2003		2002		2001		2000	
Type of Loan	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$ 21,141	9.87%	$ 21,765	11.56%	$ 21,377	11.79%	$ 22,589	12.99%	$ 29,088	18.07%
Agriculture	19,508	9.11%	17,013	9.04%	16,196	8.93%	14,727	8.47%	14,816	9.20%
Real Estate										
Construction	8,200	3.83%	6,586	3.50%	15,474	8.53%	17,885	10.28%	8,651	5.37%
1-4 Family	22,916	10.70%	26,292	13.97%	30,430	16.78%	29,667	17.05%	30,202	18.76%
Multi-family	22,791	10.64%	10,398	5.52%	7,236	3.99%	10,373	5.96%	6,959	4.32%
Commercial	102,623	47.91%	93,594	49.72%	82,202	45.33%	69,500	39.95%	63,472	39.43%
Farmland	13,449	6.28%	9,068	4.82%	4,552	2.51%	5,151	2.96%	3,074	1.91%
Consumer Loans	3,552	1.66%	3,523	1.87%	3,882	2.14%	4,061	2.33%	4,710	2.93%
	214,180	**100.00%**	**188,239**	**100.00%**	**181,349**	**100.00%**	**173,953**	**100.00%**	**160,972**	**100.00%**
Less Deferred fees	(439)		(421)		(470)		(611)		(542)	
Less Allowance	(2,790)		(2,765)		(2,546)		(2,146)		(1,510)	
	$ 210,951		**$ 185,053**		**$ 178,333**		**$ 171,196**		**$ 158,920**	

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectible, or when the principal or interest payment becomes 90 days past due, unless the loan is well-secured and in the process of collection. At December 31, 2004 the Bank had no loans that were 90 days or more past due and still accruing interest.

The following table shows the contractual maturity of the Bank's gross loans at December 31, 2004. Loans having no stated schedule of repayments and no stated maturity, demand loans, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, deferred loan fees and discounts, and allowance for losses on loans. The table does not reflect any estimate of prepayments, which significantly shorten the average life of all loans and may cause the Bank's actual repayment experience to differ from that shown below.

	Within 1 year	After 1 year, but before 5 years	After 5 years, but before 10 years (In Thousands)	After 10 years	Total
Commercial	$ 10,423	$ 9,519	$ 1,199	$ -	$ 21,141
Agriculture	15,090	3,904	277	237	19,508
Real Estate					-
Construction	4,196	1,597	--	--	5,793
1-4 Family	2,668	3,128	3,667	13,498	22,961
Multi-family	150	5,501	8,294	8,846	22,791
Commercial	8,647	7,745	26,108	62,485	104,985
Farmland	2,597	3,674	1,434	5,744	13,449
Consumer Loans	864	2,427	223	38	3,552
TOTAL	**$ 44,635**	**$ 37,495**	**$ 41,202**	**$ 90,848**	**$ 214,180**

The following table sets forth the dollar amount of all loans due one year or more after December 31, 2004, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates (In Thousands)	Total
Commercial	$ 6,928	$ 3,790	$ 10,718
Agriculture	2,030	2,388	4,418
Real Estate			
Construction	-	1,597	1,597
1-4 Family	9,766	10,527	20,293
Multi-family	9,037	13,604	22,641
Commercial	17,808	78,530	96,338
Farmland	1,578	9,274	10,852
Consumer Loans	603	2,085	2,688
TOTAL	**$ 47,750**	**$ 121,795**	**$ 169,545**

Credit Loss Allowance and Provision. The allowance for credit losses has been established to absorb losses inherent in the loan portfolio and is based on continuing quarterly assessments of the estimated probable losses. The Company uses several key factors for assessing the appropriateness of the allowance. The key factors used are:

- The use of formulas for calculating the allowance
- Specific allowances for identified problem loans
- Subjective calculations

Subjective calculations take into consideration such factors as:

- Existing economic and business conditions effecting our market areas
- Loan growth and concentrations
- Credit quality trends
- Recent loss experience
- Specific industry conditions in particular segments of the portfolio
- Interest rate environment
- Duration of the current business cycle
- Bank regulatory examination results
- Internal and external loan examinations

The evaluation of each factor and the overall allowance is based on a continuing assessment of problem loans, historical loss experience, and other factors, including regulatory and economic. The Bank considers historical charge-off levels in addition to existing economic conditions and other factors when establishing the allowance for loan losses.

It is Bank policy that once each quarter, Bank management makes recommendations to the Board regarding the adequacy of the Bank's allowance for credit losses and any provision necessary to increase the allowance to the recommended level. Management's recommendations are based on an internal loan review process to determine specific potential loss factors on classified loans, risk factor of loan grades, historical loss factors derived from actual net charge-off experience, trends in non-performing loans, and other potential risks in the loan portfolio such as industry concentration, the local economy, and the volume of loans.

Management uses a loan grading system wherein loan officers assign a risk grade to each of their loans at inception and at intervals based on receipt of financial information, renewal, or when there is an indication that a credit may have improved or weakened. The risk grades in the loan portfolio are used in determining a factor that is used in analyzing the adequacy of the allowance for credit losses.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of those loans or groups of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the calculated allowance. Loss factors are based on the Bank's historical loss experience and other pertinent data and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

Specific allowances are established where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount calculated by the formula method. At December 31, 2004, the Bank's allowance for credit losses was $2.8 million, or 1.31% of total loans, and 44% of total non-performing assets, compared with an allowance for credit losses at December 31, 2003 of $2.8 million, or 1.47 % of total loans, and 104% of non-performing assets. It is the opinion of management that the allowance for credit losses at December 31, 2004 of $2.8 million is adequate.

The Bank's allowance incorporates the results of measuring impaired loans as provided in the Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". These accounting standards prescribe the measurement, income recognition and guideline concerning impaired loans.

During the Bank's regular loan review procedures, a loan is considered to be impaired when it is probable that it will be unable to collect all amounts due according to contractual terms of the loan agreement. A loan is usually not considered to be impaired during a period of minimal delay. Such period is generally defined as less than 90 days past due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair market value of collateral if the collateral is dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance when management believes, following collection efforts and collateral position, that the borrower's financial condition is such that collection of principal is not probable. Management continues to pursue collection after a loan is charged off until all possibilities for collection have been exhausted. Impaired loans totaled $6,190,000, $2,350,000, and $1,080,000 at December 31, 2004, 2003 and 2002, respectively. (See Note 4 to the consolidated financial statements for more information on impaired loans.)

The following table represents the composition of the allowance for credit loss.

	2004		2003		2002		2001		2000	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial	$ 275	10%	$ 320	12%	$ 299	12%	$ 279	13%	$ 272	18%
Agriculture	254	9%	250	9%	227	9%	172	8%	136	9%
Real Estate										
Construction	108	4%	96	3%	217	9%	215	10%	76	5%
1-4 Family	236	11%	320	12%	325	13%	365	17%	287	19%
Multifamily	297	11%	153	5%	101	4%	85	4%	60	4%
Commercial	1338	48%	1,374	50%	1,158	45%	912	42%	596	39%
Farmland	174	6%	133	5%	64	2%	54	3%	38	3%
Consumer	108	1%	119	4%	155	6%	64	3%	45	3%
	$2,790	100%	$2,765	100%	$2,546	100%	$2,146	100%	$1,510	100%

The following table represents information with respect to non-performing loans and other assets:

	2004	2003	2002	2001	2000
Loans on non-accrual status	$ 6,190	$ 2,164	$ 130	$ 703	$ 1,117
Accruing loans past due greater than 90 days	0	12	0	330	2
Total non-performing loans	6,190	2,176	130	1,033	1,119
Foreclosed real estate	0	476	0	0	205
Total non-performing assets	$ 6,190	$ 2,652	$ 130	$ 1,033	$ 1,324
Allowance for loan losses	$ 2,790	$ 2,765	$ 2,546	$ 2,146	$ 1,510
Allowance for loan losses/non-performing assets	45%	104%	1,958%	208%	114%
Non-performing loans/total loans	2.90%	1.16%	.07%	.60%	.70%
Non-performing assets/total assets	1.85%	.81%	.04%	.37%	.54%

The Company has a policy that places loans on nonaccrual status after they become 90 days past due unless the loan is well secured and in the process of collection. The Company may place loans that are not contractually past due or that are fully collateralized on nonaccrual status as a management tool to actively oversee specific loans. Loans on nonaccrual status at December 31, 2004 were approximately $6.2 million, $2.2 million at December 31, 2003, and $130,000 at December 31, 2002.

Three loans constitute the majority of the approximately $6.2 million in non-accrual status as of December 31, 2004. One loan of approximately $441,000 is an agricultural loan. Management is working with the borrower to have the loan reduced from the sale of other assets and the balance financed out of the Bank. Management deemed it prudent that the loan be on non-accrual status during the work out period. In management's estimation the collateral value is sufficient to cover the debt. The second loan of approximately $1,147,000 is an agricultural loan that is being restructured into a three-year pay out. Management anticipates the restructured loan will cash flow and will be paid out at the end of the term. The loan has a 90% FSA guarantee. The third loan in the amount of approximately $4,400,000 is real estate secured loan that paid off January 3, 2005.

The Company is not aware of any loans continuing to accrue interest at December 31, 2004 that represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. Material credits about which management is aware of any information that would raise serious doubts as to the ability of such borrowers to comply with the loan repayment terms, have been fully reserved in the allowance for credit losses.

Applicable regulations require that each bank review and classify its assets on a regular basis. In addition, in connection with examinations of banks, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the bank is not warranted. When a bank classifies problem assets as either substandard or doubtful, it is required to establish general allowances for credit losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When a bank classifies problem assets as loss, it charges off the balance of the asset against the allowance for credit losses. Assets which do not currently expose the bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the State Banking Division which can order the establishment of additional loss allowances.

The aggregate amounts of the Bank's classified loans (as determined by the Bank), and of the Bank's allowances for credit losses at the dates indicated, were as follows:

			At December 31,		
	2004	2003	2002	2001	2000
			(In thousands)		
Loss	$ --	$ --	$ --	$ --	$ --
Doubtful	$ --	$ --	$ --	$ --	$ --
Substandard	$ 2,003	$ 2,382	$ 2,133	$ 1,216	$ 1,240
Special mention	$ 6,740	$ 6,990	$ 7,161	$ 3,789	$ 4,294
Total	**$ 8,743**	**$ 9,372**	**$ 9,294**	**$ 5,005**	**$ 5,534**
Allowance for credit losses	$ 2,790	$ 2,765	$ 2,546	$ 2,146	$ 1,510

The Bank's classified assets decreased by $629 thousand at December 31, 2004, primarily as a result of a $379 thousand decrease in loans classified as substandard and a $250 thousand decrease in loans classified as special mention.

Special Mention loans are loans that are currently protected, but have the potential to deteriorate to a Substandard rating. The borrower's financial performance many be inconsistent or below forecast, creating the possibility of liquidity problems and shrinking debt service coverage. The primary source of repayment is still good but there is increasing reliance on collateral or guarantor support. Collectability of the loan is not yet in jeopardy, but there is concern about the timeliness of repayment. Assets in this category are not adversely classified and currently do not expose the Bank to sufficient risk to warrant a substandard classification. One loan in the amount of $4.4 million accounted for 65% of the total outstanding in this category at year end 2004 and this loan was paid off on January 3, 2005.

Substandard loans are unacceptable business or individual loans with the normal repayment in jeopardy. The loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. There are well defined weaknesses that jeopardize the repayment of the debt.

The following table summarizes transactions in the allowance for credit losses and details the charge-offs, recoveries, and net credit losses by loan category for the last five years.

	2004	2003	2002	2001	2000
			(In Thousands)		
Allowance At Beginning of Period:	**$2,765**	**$2,546**	**$2,146**	**$1,510**	**$1,071**
Provision for Credit Losses	142	270	624	733	454
CHARGE-OFFS:					
Commercial	39	15	105	41	24
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	0	22	76	31	0
Multi-family	52	0	0	0	0
Commercial	0	0	0	0	52
Farmland	0	0	0	0	0
Other	0	0	0	0	1
Consumer	26	17	56	29	53
Total Charge-Offs:	**$ 117**	**$ 54**	**$ 237**	**$ 101**	**$ 78**
RECOVERIES:					
Commercial	0	1	6	2	63
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	0	0	6	0	0
Multi-family	0	0	0	0	0
Commercial	0	0	0	0	0
Farmland	0	0	0	0	0
Other	0	0	0	0	0
Consumer	0	2	1	2	0
Total Recoveries	**$ 0**	**$ 3**	**$ 13**	**$ 4**	**$ 63**
Net Recoveries (Charge-Offs)	**<117>**	**<51>**	**<224>**	**<97>**	**<15>**
Balance At End Of Period	**$ 2,790**	**$ 2,765**	**$ 2,546**	**$ 2,146**	**$ 1,510**
Ratio of Net Charge-Offs to Avg. Loans Outstanding	**.06%**	**.03%**	**.13%**	**.06%**	**.01%**

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset-Liability Management and Interest Rate Sensitivity

The Company's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends. This is a "balanced position" strategy which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities over various contracted repricing periods and maturities as of December 31, 2004. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those which appear in the table. The following table is based on contracted loan repricing periods and maturities where as previous loan tables in this document are based only on contracted maturities.

DECEMBER 31, 2004 (In thousands)	Within 90 days	After 90 days within one year	After one year within five years	After five years	Over 5 Years	Total
INTEREST EARNING ASSETS						
Interest Bearing Deposits	$ 12,780	--	--	--	--	$ 12,780
Loans	51,752	10,676	77,276	46,163	25,084	210,951
Investments	1,999	27,383	49,305	2,216	--	80,903
TOTAL INTEREST EARNING ASSETS	**$ 66,531**	**$ 38,059**	**$ 126,581**	**$ 48,379**	**$ 25,084**	**$ 304,634**
INTEREST BEARING LIABILITIES						
Demand Deposits	$ 51,801	--	--	--	--	$ 51,801
NOW, Savings & Money Market Deposits	142,909	--	--	--	--	142,909
Time Deposits	14,406	21,899	4,467	--	--	40,772
REPO'S	55,446	--	--	--	--	55,446
Other Borrowings	1,713	--	--	--	--	1,713
TOTAL INTEREST BEARING LIABILITIES	**$ 266,275**	**$ 21,899**	**$ 4,467**	**$ -**	**$ -**	**$ 292,641**
	$ (199,744)	$ 16,160	$ 122,114	$ 48,379	$ 25,084	$ 11,993
CUMULATIVE INTEREST RATE SENSITIVITY GAP	$ (199,744)	$ (183,584)	$ (61,470)	$ (13,091)	$ 11,993	
CUMMULATIVE GAP AS A PERCENT OF TOTAL EARNING ASSETS	-65.57%	-60.26%	-20.18%	-4.30%	3.94%	

On a straight gap measurement of interest rate sensitivity, the Company is asset sensitive. Using the financial model with historical timings and degree of market rate change effecting the components of the balance sheet, the Company is slightly asset sensitive. The Company will see little effect on its equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 2004. Management strives to maintain a balanced interest sensitivity position.

The Company sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

Change in Interest Rates		Net Interest Income
- 200 Basis points	$	(679)
-100 Basis points	$	(340)
+200 Basis points	$	33
+100 Basis Points	$	15

At December 31, 2004, the Company was slightly asset sensitive, meaning that the Company's net interest margin ("NIM") may increase slightly if rates rise and decrease if rates fall. In a rising rate environment, management anticipates that its deposit liability rates will increase at a slower rate due to the company's mix of deposits, high liquidity, and pricing strategies, which should result in an increase in NIM. For the year ending December 31, 2004, the Company's cost of funds was .7%.

Factors That May Affect Future Results of Operations. In addition to the other information contained in this report, the following risks may affect the Company. If any of these risks occurs, our business, financial condition or operating results could be adversely affected.

1. Growth and Management. Our financial performance and profitability will depend on our ability to manage recent and possible future growth. Although management believes that it has substantially integrated the business and operations of growth, there can be no assurance that unforeseen issues relating to growth will not adversely affect us. In addition, any future acquisitions and/or continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

2. Changes in Market Interest Rates. Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and decrease during times of falling interest rates. With any further declines in interest rates, our ability to proportionately decrease the rates on our deposit sources may not be possible due to competitive pressures given our current exceptionally low cost of funds. This may result in a larger decrease in our interest rate spread. Although we believe our current level of interest rate sensitivity is reasonable, significant decreases in interest rates may have an adverse effect on our business, financial condition and results of operations. Should interest rates increase in 2004, our interest rate spread could be expected to improve once loans with floors float off their floor and investments are redeployed into higher yielding securities.

3. Geographic Factors. Economic conditions in the communities we serve could adversely affect our operations. As a result of community bank focus, our results depend largely upon economic and business conditions in our service areas. A deterioration in economic and business conditions in our market areas could have a material adverse impact on the quality of our loan portfolio, and the demand for our products and services, which in turn may have a material adverse effect on our results of operations. Further, a downturn in the national economy might further exacerbate local economic conditions. The extent of the future impact of these events on economic and business conditions cannot be predicted.

4. Regulation. We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations. The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time. Significant new laws or changes in existing laws or repeal of existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for us.

5. Competition. Competition may adversely affect our performance. The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

6. Credit Risk. If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses. A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citizens Bancorp, Inc.
Corvallis, Oregon

We have audited the accompanying consolidated balance sheets of **Citizens Bancorp, Inc. and Subsidiary** as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Citizens Bancorp, Inc. and Subsidiary** as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Tacoma, Washington
January 14, 2005

Consolidated Balance Sheets

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and due from banks	$ 13,562	$ 30,799
Interest bearing deposits at other financial institutions	6,993	2,181
Federal funds sold	5,787	- -
Securities available for sale	70,947	80,154
Securities held to maturity (fair value $10,303 and $12,509)	9,956	11,931
Federal Home Loan Bank stock, at cost	625	396
Loans	213,741	187,818
Allowance for credit losses	2,790	2,765
Net loans	**210,951**	**185,053**
Premises and equipment	7,604	7,508
Foreclosed real estate	- -	476
Accrued interest receivable	1,821	1,884
Cash value of life insurance	4,101	3,937
Other assets	2,241	1,950
Total assets	**$334,588**	**$326,269**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$ 51,801	$ 47,308
Savings and interest-bearing demand	142,909	139,486
Time	40,772	48,965
Total deposits	**235,482**	**235,759**
Short-term borrowings	57,159	51,715
Accrued interest payable	34	43
Other liabilities	3,512	3,135
Total liabilities	**296,187**	**290,652**
Commitments and Contingencies	**- -**	**- -**
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2004 – 4,620,250 shares; 2003 - 4,554,242 shares	28,163	27,155
Retained earnings	10,612	8,385
Accumulated other comprehensive income (loss)	(374)	77
Total shareholders' equity	**38,401**	**35,617**
Total liabilities and shareholders' equity	**$334,588**	**$326,269**

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest and Dividend Income			
Loans	$13,142	$13,976	$14,428
Federal funds sold and deposits in banks	117	154	298
Securities:			
Taxable	1,665	1,728	2,386
Tax-exempt	417	454	463
Total interest and dividend income	**15,341**	**16,312**	**17,575**
Interest Expense			
Deposits	964	1,374	2,770
Short-term borrowings	703	708	552
Total interest expense	**1,667**	**2,082**	**3,322**
Net interest income	**13,674**	**14,230**	**14,253**
Provision for Credit Losses	142	270	624
Net interest income after provision for credit losses	**13,532**	**13,960**	**13,629**
Non-Interest Income			
Service charges on deposit accounts	1,707	1,712	1,623
Gains on sales of securities available for sale, net	24	177	100
Earnings on life insurance policies	164	168	217
BankCard income	1,719	1,489	1,395
Mortgage department income	89	230	132
Gain on sale of assets	291	0	0
Other	434	337	306
Total non-interest income	**4,428**	**4,113**	**3,773**
Non-Interest Expense			
Salaries and employee benefits	6,435	5,751	5,500
Occupancy	854	811	739
Furniture and equipment	609	645	694
BankCard expense	1,378	1,155	1,034
Other	1,923	1,841	1,826
Total non-interest expense	**11,199**	**10,203**	**9,793**
Income before income taxes	**6,761**	**7,870**	**7,609**
Income Taxes	2,409	2,858	2,751
Net income	**$ 4,352**	**$ 5,012**	**$ 4,858**
Earnings Per Share			
Basic	$ .94	$1.10	$1.07
Diluted	.94	1.09	1.07

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2004, 2003 and 2002

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 2001	4,105,308	$19,785	$9,478	$261	$29,524
Comprehensive income:					
Net income	- -	- -	4,858	- -	4,858
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	- -	- -	- -	112	112
Comprehensive income					**4,970**
Cash dividend reinvestment ($10.47 per share)	61,589	645	- -	- -	645
Cash dividends declared ($.41 per share)	- -	- -	(1,838)	- -	(1,838)
Stock repurchased	(82,811)	(972)	- -	- -	(972)
Options exercised	124	1	- -	- -	1
Balance at December 31, 2002	**4,084,210**	**19,459**	**12,498**	**373**	**32,330**
Comprehensive income:					
Net income	- -	- -	5,012	- -	5,012
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	- -	- -	- -	(296)	(296)
Comprehensive income					**4,716**
Cash dividend reinvestment ($12.18 per share)	66,065	804	- -	- -	804
Cash dividends declared ($.46 per share)	- -	- -	(2,095)	- -	(2,095)
Stock repurchased	(12,536)	(173)	- -	- -	(173)
Options exercised	2,981	35	- -	- -	35
10% stock dividend	413,522	7,030	(7,030)	- -	- -
Balance at December 31, 2003	**4,554,242**	**27,155**	**8,385**	**77**	**35,617**

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2004, 2003 and 2002

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 2003	4,554,242	$27,155	$ 8,385	$ 77	$35,617
Comprehensive income:					
Net income	--	--	4,352	--	4,352
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	--	--	--	(451)	(451)
Comprehensive income					**3,901**
Cash dividend reinvestment ($15.52 per share)	61,727	958	--	--	958
Cash dividends declared ($.46 per share)	--	--	(2,125)	--	(2,125)
Options exercised	4,091	46	--	--	46
Stock grants	190	4	--	--	4
Balance at December 31, 2004	**4,620,250**	**$ 28,163**	**$ 10,612**	**$ (374)**	**$ 38,401**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ 4,352	$ 5,012	$ 4,858
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	142	270	624
Depreciation and amortization	514	508	575
Deferred income tax benefit	100	(95)	(225)
Gains on sales of securities available for sale	(24)	(177)	(100)
Gains on sales of foreclosed real estate	50	- -	- -
Gain on sale of branch	(291)	- -	- -
Earnings on life insurance policies	(164)	(168)	(217)
Stock dividends received	(16)	(23)	(54)
Net amortization of bond premium and discount	486	593	310
(Increase) decrease in interest receivable	63	472	(269)
Decrease in interest payable	(9)	(51)	(115)
Other - net	301	293	(272)
Net cash provided by operating activities	**5,504**	**6,634**	**5,115**
Cash Flows from Investing Activities			
Net increase in federal funds sold	(5,787)	- -	- -
Net (increase) decrease in interest bearing deposits in banks	(4,812)	14,653	(5,117)
Activity in securities available for sale:			
Sales	30,846	9,193	8,120
Maturities, prepayments and calls	46,900	76,300	40,475
Purchases	(69,735)	(92,378)	(65,881)
Activity in securities held to maturity:			
Maturities, prepayments and calls	2,420	1,734	630
Purchases	(452)	(2,621)	(1,602)
Purchase of Federal Home Loan Bank stock	(212)	- -	- -
Redemption of Federal Home Loan Bank stock	- -	- -	527
Increase in loans made to customers, net of principal collections	(25,634)	(7,417)	(7,620)
Purchases of premises and equipment	(667)	(2,030)	(1,024)
Proceeds from sales of premises and equipment	6	- -	- -
Net cash used in investing activities	**(27,127)**	**(2,566)**	**(31,492)**
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	33	8,396	(4,458)
Net increase in short-term borrowings	5,444	1,785	35,350
Exercise of stock options	46	35	1
Cash dividends paid	(1,137)	(1,034)	(876)
Repurchase of common stock	- -	(173)	(972)
Net cash provided by financing activities	**4,386**	**9,009**	**29,045**
Net (decrease) increase in cash and due from banks	**(17,237)**	**13,077**	**2,668**
Cash and Due from Banks			
Beginning of year	30,799	17,722	15,054
End of year	**$13,562**	**$30,799**	**$17,722**

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Supplemental Disclosures of Cash Flow Information			
Interest paid	$1,676	$2,133	$3,437
Income taxes paid	2,385	3,083	2,345
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Fair value adjustment of securities available for sale, net of tax	$451	$296	$112
Dividend reinvestment	958	804	645
Foreclosed real estate acquired in settlement of loans	- -	476	- -
Financed sale of foreclosed real estate	394	- -	- -
Stock grants	4	- -	- -

See notes to consolidated financial statements.

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a financial holding company which operates primarily through its subsidiary, the Bank. The Bank operates ten branches located in Benton, Lane, Polk, Yamhill and Linn Counties in western Oregon. The Bank provides loan and deposit services to customers who are predominately small- and medium-sized businesses in western Oregon.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets and foreclosed real estate.

Certain prior year amounts have been reclassified, with no change to shareholders' equity or net income, to conform to the 2004 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale and held to maturity below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of Seattle (FHLB), is required to maintain capital stock in an amount equal to the greater of 1% of outstanding home loans or 3.5% of advances from the FHLB. The FHLB may change the percent of advances within a range of not less than 2.5% or not greater than 4.5%. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share value.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Loans

Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for credit losses is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest and net deferred loan fees or costs), an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies *(continued)*

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values are charged to income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets which range from three to thirty-nine years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash Equivalents and Cash Flows

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." Cash flows from interest bearing deposits at other financial institutions, loans, deposits, and short-term borrowings are reported net.

The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash and Interest Bearing Balances at Other Financial Institutions
The carrying amounts of cash and interest bearing balances at other financial institutions approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies *(continued)*

Federal Home Loan Bank Stock
The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Short-Term Borrowings
The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plan.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock-Based Compensation

At December 31, 2004, the Company has an employee stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2004	2003	2002
Net income, as reported	$4,352	$5,012	$4,858
Less total stock-based compensation expense determined under fair value method for all qualifying awards	(183)	(134)	(106)
Pro forma net income	**$4,169**	**$4,878**	**$4,752**
Earnings Per Share			
Basic:			
As reported	$.94	$1.10	$1.07
Pro forma	.90	1.07	1.05
Diluted:			
As reported	.94	1.09	1.07
Pro forma	.90	1.07	1.05

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement No. 123(Revised), *"Share-Based Payment"* (FAS 123(R)). This Statement establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, or that may be settled by the issuance of those equity instruments. Statement No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS123(R) replaces existing requirements under FASB Statement No. 123, Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based compensation transactions using APB Opinion No 25, Accounting for Stock Issued to Employees. For the Company, the Statement is effective for the interim reporting period beginning July 1, 2005. Adoption of the Standard will impact the consolidated financial statements by requiring compensation expense to be recorded for grants after the effective date and the unvested portion of stock options, which have been granted.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"*, which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"*, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies *(concluded)*

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank, based on percentage of deposits. The amounts of such balances for the years ended December 31, 2004 and 2003 were approximately $2,214 and $2,443, respectively.

Note 3 - Securities

Securities have been classified according to management's intent. The carrying amounts of securities and their approximate fair values were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2004				
U.S. Government and agency securities	$71,560	- -	($613)	$70,947
December 31, 2003				
U.S. Government and agency securities	$80,028	$215	($89)	$80,154
Securities Held to Maturity				
December 31, 2004				
State and municipal securities	$9,956	$357	($10)	$10,303
December 31, 2003				
State and municipal securities	$11,931	$582	($4)	$12,509

(continued)

Note 3 - Securities *(concluded)*

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
December 31, 2004	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Securities held to maturity:						
State and municipal securities	$ 1,404	$ 10	--	--	$ 1,404	$ 10
Securities available for sale:						
U.S. Government and agency securities	$ 70,947	$ 613	--	--	$ 70,947	$ 613
December 31, 2003						
Securities held to maturity:						
State and municipal securities	$ 1,003	$ 4	--	--	$ 1,003	$ 4
Securities available for sale:						
U.S. Government and agency securities	$ 18,909	$ 89	--	--	$ 18,909	$ 89

The contractual maturities of securities held to maturity and available for sale at December 31, 2004 are as follows:

	Held to Maturity		Available for Sale	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	2,103	2,111	27,488	27,278
Due from one year to five years	5,637	5,833	44,072	43,669
Due from five to ten years	2,216	2,359	- -	- -
Total	**$9,956**	**$10,303**	**$71,560**	**$70,947**

Securities carried at approximately $62,253 at December 31, 2004 and $58,197 at December 31, 2003 were pledged to secure public deposits and repurchase agreements, and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $42, $177 and $100 for the years ended December 31, 2004, 2003 and 2002, respectively. There was a gross loss realized of $18 in 2004 and there were no gross losses realized in 2003 or 2002.

Note 4 - Loans

Loans at December 31 consist of the following:

	2004	2003
Agriculture	$ 21,141	$ 17,013
Commercial	19,508	21,765
Real estate:		
Residential 1-4 family	22,916	26,292
Construction	8,200	6,586
Commercial	102,623	93,594
Farmland	13,449	9,068
Multi-family	22,791	10,398
Consumer	3,552	3,523
	214,180	**188,239**
Less net deferred loan origination fees	439	421
Total loans	**$213,741**	**$187,818**

(continued)

Note 4 - Loans *(concluded)*

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2004	2003	2002
Balance at beginning of year	$2,765	$2,546	$2,146
Provision for credit losses	142	270	624
Charge-offs	(117)	(54)	(237)
Recoveries	- -	3	13
Net charge-offs	**(117)**	**(51)**	**(224)**
Balance at end of year	**$2,790**	**$2,765**	**$2,546**

Following is a summary of information pertaining to impaired loans:

	2004	2003	2002
December 31			
Impaired loans without a valuation allowance	$4,906	$1,636	$1,008
Impaired loans with a valuation allowance	1,284	714	72
Total impaired loans	**$6,190**	**$2,350**	**$1,080**
Valuation allowance related to impaired loans	**$206**	**$226**	**$55**
Years Ended December 31			
Average investment in impaired loans	$3,525	$1,679	$220
Interest income recognized on a cash basis on impaired loans	- -	- -	- -

At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans had been modified. Loans 90 days and over past due still accruing interest was $12 at December 31, 2003 and there were no loans 90 days and over past due still accruing interest at December 31, 2004 and 2002.

Certain related parties of the Company, principally Company directors, their associates and key officers, were loan customers of the Bank in the ordinary course of business during 2004 and 2003. Total loans outstanding at December 31, 2004 and 2003 to key officers and directors were $4,544 and $4,157, respectively. During 2004, advances totaled $667, and repayments totaled $280 on these loans. All related party loans were current as to principal and interest as of December 31, 2004 and 2003.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2004	2003
Land and buildings	$ 9,819	$ 8,879
Furniture and equipment	2,737	3,075
Construction in progress	- -	534
	12,556	**12,488**
Less accumulated depreciation and amortization	4,952	4,980
Total premises and equipment	**$ 7,604**	**$ 7,508**

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 5 - Premises and Equipment *(concluded)*

The Bank leases branch premises under operating leases which expire at various dates through January 31, 2020. Rental expense for leased premises was $205, $202 and $160 for 2004, 2003 and 2002, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2005	$ 141
2006	125
2007	117
2008	91
2009	78
Thereafter	1,325
Total minimum payments required	**$ 1,877**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2004	2003
Demand deposits, non-interest bearing	$ 51,801	$ 47,308
NOW and money market accounts	129,452	126,680
Savings deposits	13,457	12,806
Time certificates, $100,000 or more	16,467	17,919
Other time certificates	24,305	31,046
Total	**$235,482**	**$235,759**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2005	$ 35,703
2006	3,427
2007	813
2008	719
2009	110
	$ 40,772

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 7 - Short-Term Borrowings

Securities sold under agreements to repurchase, federal funds purchased, and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 90 days. The following is a summary of such short-term borrowings for the years ended December 31:

	2004	2003	2002
Average balance during the year	$50,284	$45,510	$29,430
Average interest rate during the year	1.40%	1.60%	1.90%
Maximum month-end balance during the year	$57,159	$51,715	$49,930
Balance at December 31:			
Securities sold under agreements to repurchase	$55,446	$50,907	$48,059
Other	$1,713	$808	$1,871
Weighted average interest rate at December 31	2.16%	.89%	1.90%

Note 8 - Employee Benefits

The Bank's 401(k) profit sharing plan covers substantially all employees who have completed one year or more of service. Contributions to the 401(k) plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 2004, 2003, and 2002 were $385, $345, and $360, respectively.

The Company has a discretionary bonus plan for all employees. The amount of the bonus paid is determined at the end of the year by the Board of Directors. The Company paid bonuses of $302, $275 and $265 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9 - Income Taxes

Income tax expense is comprised of the following for the years ended December 31:

	2004	2003	2002
Current:			
Federal	1,860	$2,426	$2,480
State	449	527	496
Deferred tax expense (benefit)	100	(95)	(225)
Total income tax expense	**$2,409**	**$2,858**	**$2,751**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 9 - Income Taxes *(concluded)*

The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:

	2004		2003		2002	
	Amount	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**
Income tax at statutory rates	$2,366	35.0%	$2,754	35.0%	$2,663	35.0%
Increase (decrease) resulting from:						
Tax-exempt income	(161)	(2.3)	(154)	(2.0)	(154)	(2.0)
State income taxes, net of federal income tax effect	299	4.4	343	4.4	322	4.2
Earnings on life insurance policies	(56)	(.8)	(59)	(.7)	(74)	(1.0)
Other	(39)	(.5)	(26)	(.4)	(6)	- -
Total income tax expense	**$2,409**	**35.8%**	**$2,858**	**36.3%**	**$2,751**	**36.2%**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2004	2003	2002
Deferred Tax Assets			
Allowance for credit losses	$ 1,008	$1,023	$ 938
Deferred compensation	188	129	75
Other	147	89	- -
Unrealized loss on securities available for sale	240	- -	- -
Total deferred tax assets	**1,583**	**1,241**	**1,013**
Deferred Tax Liabilities			
Accumulated depreciation	(180)	(161)	(39)
Deferred income	(200)	(77)	(66)
Unrealized gain on securities available for sale	- -	(49)	(239)
Other	(60)	- -	- -
Total deferred tax liabilities	**(440)**	**(287)**	**(344)**
Net deferred tax assets	**$ 1,143**	**$ 954**	**$ 669**

Net deferred tax assets and income tax receivables are included in other assets on the consolidated balance sheets.

Note 10 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 10 – Commitments and Contingencies *(concluded)*

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2004	2003
Commitments to extend credit:		
Real estate secured	$ 9,033	$ 8,655
Other	35,461	29,080
Total commitments to extend credit	**$44,494**	**$37,735**
Standby letters of credit	$2,214	$2,227

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

The Bank has a credit facility with the Federal Home Loan Bank of Seattle (FHLB) totaling 15% of assets. There were no borrowings outstanding at December 31, 2004 or 2003.

The Bank has agreements with commercial banks for lines of credit totaling $7,500, none of which were used at December 31, 2004 and 2003.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Note 11 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers located in the state of Oregon. Investments in state and municipal securities involve governmental entities primarily within the state. Loans are generally limited, by state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss), for loans not fully secured by a first lien on real estate, and 25% for loans fully secured by a first lien on real estate.

Note 12 - Cash Dividend Reinvestment Plan

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,732,500 shares are authorized for dividend reinvestment, of which 370,033 shares have been issued through December 31, 2004.

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 13 - Stock Based Compensation

Employee Stock Option Plan

Under the Company's qualified incentive stock option plan, the Company may grant incentive options for up to 4% of issued and outstanding shares of its common stock to certain key employees (as of December 31, 2004, 1,536 shares remain available for grant). The exercise price of each option equals the fair market value of the Company's stock on the date of grant, and an option's maximum term is ten years. All options granted vest over a four-year period at 25% per year.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	2.66%	2.55%	3.00%
Expected life	10 years	10 years	10 years
Risk-free interest rate	4.17%	4.21%	4.13%
Expected volatility	24%	24%	24%

The weighted average fair value of options granted during 2004, 2003 and 2002 was $4.60, $4.95 and $3.73, respectively.

A summary of the status of the Company's stock option plan as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	161,299	$13.43	124,824	$11.77	90,200	$11.96
Granted	23,007	17.00	42,875	17.95	39,738	11.36
Forfeited	(7,674)	14.12	(3,245)	11.73	(4,978)	11.97
Exercised	(4,091)	11.31	(3,155)	11.06	(136)	10.45
Outstanding at end of year	**172,541**	**$14.11**	**161,299**	**$13.43**	**124,824**	**$11.77**
Options exercisable at year-end	92,267	$12.43	62,930	$11.72	36,775	$11.64

The following summarizes information about stock options outstanding and exercisable at December 31, 2004:

Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable**	**Weighted Average Exercise Price**
$10.45 - $12.22	70,539	6.48	$11.17	56,652	$11.12
$13.18	38,720	7.13	13.18	26,647	13.18
$16.70 - $18.50	63,282	9.29	17.95	8,968	18.50
	172,541			**92,267**	

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 13 - Stock Based Compensation *(concluded)*

Stock Bonus Plan

Under the Company's Stock Bonus Plan, the Company may grant shares up to one percent (1%) of Company's issued and outstanding shares of common stock. Shares issuable under the Stock Bonus Plan is 45,542 shares. As of December 31, 2004, 190 shares have been issued under this plan.

Note 14 - Supplemental Executive Retirement Plan

In October 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering certain management personnel. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a fixed annual amount at retirement age. Compensation expense related to this plan totaled $247, $116 and $101 in 2004, 2003 and 2002, respectively.

Benefits to employees may be funded by life insurance policies, which had a cash surrender value of $4,101 and $3,937 at December 31, 2004 and 2003, respectively. Liabilities to employees, which will be accrued over their expected time to retirement, were $487 and $240 at December 31, 2004 and 2003, respectively.

Note 15 - Stock Purchase Plan

In July 2001, the Company initiated a stock repurchase plan for the purchase of 209,475 shares of its common stock. As of December 31, 2004, 179,538 shares had been repurchased. The plan will remain in place until all the authorized shares have been repurchased.

Note 16 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank meet all capital requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 16 - Regulatory Matters *(concluded)*

The Company's and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2004						
Tier 1 capital (to average assets):						
Consolidated	$38,745	11.58%	$13,382	4.00%	N/A	N/A
Bank	38,650	11.69	13,220	4.00	$16,525	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	38,745	15.29	10,138	4.00	N/A	N/A
Bank	38,650	15.25	10,138	4.00	15,207	6.00
Total capital (to risk-weighted assets):						
Consolidated	41,535	16.39	20,276	8.00	N/A	N/A
Bank	41,440	16.35	20,276	8.00	25,345	10.00
December 31, 2003						
Tier 1 capital (to average assets):						
Consolidated	$35,470	10.81%	$13,132	4.00%	N/A	N/A
Bank	35,421	10.79	13,132	4.00	$16,416	5.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	35,470	15.64	9,070	4.00	N/A	N/A
Bank	35,421	15.62	9,070	4.00	13,606	6.00
Total capital (to risk-weighted assets):						
Consolidated	38,235	16.86	18,141	8.00	N/A	N/A
Bank	38,186	16.84	18,141	8.00	22,676	10.00

Restrictions on Retained Earnings

At December 31, 2004, there were no restrictions on the Company's or the Bank's retained earnings regarding payment of dividends.

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 17 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2004	2003
Assets		
Cash	$ 2,289	$ 2,144
Investment in Bank	38,237	35,568
Total assets	**$40,526**	**$37,712**
Liabilities and Shareholders' Equity		
Liabilities		
Dividends payable	$ 2,125	$ 2,095
Shareholders' Equity	**38,401**	**35,617**
Total liabilities and shareholders' equity	**$40,526**	**$37,712**

Condensed Statements of Income - Years Ended December 31

	2004	2003	2002
Income			
Dividend income from Bank	$2,329	$2,145	$2,742
Expenses			
Amortization and other expense	143	112	100
Income before income tax benefit	**2,186**	**2,033**	**2,642**
Income Tax Benefit	54	43	34
Income before equity in undistributed income of subsidiary	**2,240**	**2,076**	**2,676**
Equity in Undistributed Income of Subsidiary	2,112	2,936	2,182
Net income	**$4,352**	**$5,012**	**$4,858**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 17 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$4,352	$5,012	$4,858
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(2,112)	(2,936)	(2,182)
Other - net	4	56	33
Net cash provided by operating activities	**2,244**	**2,132**	**2,709**
Cash Flows from Investing Activities			
Investment in Bank	**(1,008)**	**(666)**	**(645)**
Cash Flows from Financing Activities			
Cash dividends paid	(1,137)	(1,034)	(876)
Exercise of stock options	46	35	1
Repurchase of common stock	- -	(173)	(972)
Net cash used in financing activities	**(1,091)**	**(1,172)**	**(1,847)**
Net increase in cash	**145**	**294**	**217**
Cash			
Beginning of year	2,144	1,850	1,633
End of year	**$2,289**	**$2,144**	**$1,850**

Note 18 - Stock Dividend

In July 2003, the Board of Directors declared a 10% stock dividend, and 413,522 shares of common stock were issued. Earnings and dividends per share and stock option information for the prior periods and share information under the dividend reinvestment plan have been adjusted to reflect the effect of this stock dividend.

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 19 - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31 were as follows:

	2004		2003	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Cash and due from banks, interest bearing deposits with banks	$ 20,555	$ 20,555	$ 32,980	$ 32,980
Federal funds sold	5,787	5,787	- -	- -
Securities available for sale	70,947	70,947	80,154	80,154
Securities held to maturity	9,956	10,303	11,931	12,509
Federal Home Loan Bank stock	625	625	396	396
Loans receivable, net	210,951	213,879	185,053	185,373
Accrued interest receivable	4,101	4,101	1,884	1,884
Financial Liabilities				
Deposits	$235,482	$234,084	$235,759	$235,869
Short-term borrowings	57,159	57,159	51,715	51,715
Accrued interest payable	34	34	43	43

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits, and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 20 - Comprehensive Income

Net unrealized gains and losses are as follows for the years ended December 31:

	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2004			
Unrealized holding losses arising during the year	($715)	$279	($436)
Less reclassification adjustments for net gains realized in net income	(24)	9	(15)
Net unrealized losses	**($739)**	**$288**	**($451)**
2003			
Unrealized holding losses arising during the year	($309)	$120	($189)
Less reclassification adjustments for gains realized in net income	(177)	70	(107)
Net unrealized losses	**($486)**	**$190**	**($296)**
2002			
Unrealized holding gains arising during the year	$284	$109	$175
Less reclassification adjustments for gains realized in net income	(100)	(37)	(63)
Net unrealized gains	**$184**	**$ 72**	**$112**

Note 21 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2004			
Basic earnings per share:			
Net income	$4,352	4,616,799	$0.94
Effect of dilutive securities:			
Options	--	36,034	--
Diluted earnings per share:			
Net income	**$4,352**	**4,652,833**	**$0.94**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 21 - Earnings Per Share Disclosures *(concluded)*

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2003			
Basic earnings per share:			
Net income	$5,012	4,556,474	$1.10
Effect of dilutive securities:			
Options	- -	25,690	(.01)
Diluted earnings per share:			
Net income	**$5,012**	**4,582,164**	**$1.09**
Year Ended December 31, 2002			
Basic earnings per share:			
Net income	$4,858	4,521,649	$1.07
Effect of dilutive securities:			
Options	- -	2,003	- -
Diluted earnings per share:			
Net income	**$4,858**	**4,523,652**	**$1.07**

Note 22 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004				
Interest income	$ 3,705	$ 3,822	$ 3,917	$ 3,887
Interest expense	(395)	(373)	(405)	(494)
Net interest income	**3,310**	**3,459**	**3,512**	**3,393**
Provision for credit losses	(44)	(33)	(32)	(33)
Noninterest income	1,026	1,076	1,359	967
Noninterest expenses	(2,745)	(2,741)	(2,789)	(2,924)
Income before income taxes	**1,547**	**1,761**	**2,050**	**1,403**
Income taxes	(531)	(659)	(738)	(481)
Net income	**$ 1,016**	**$ 1,102**	**$ 1,312**	**$ 922**
Earnings Per Common Share				
Basic	$ .22	$ .24	$ .28	$ .20
Diluted	.22	.24	.28	.20

(continued)

Citizens Bancorp and Subsidiary
December 31, 2004 and 2003

Note 22 - Quarterly Data (Unaudited) *(concluded)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003				
Interest income	$4,182	$4,128	$4,099	$3,903
Interest expense	(631)	(576)	(457)	(418)
Net interest income	**3,551**	**3,552**	**3,642**	**3,485**
Provision for credit losses	(91)	(80)	(50)	(49)
Noninterest income	1,024	1,071	1,015	1,003
Noninterest expenses	(2,501)	(2,426)	(2,617)	(2,659)
Income before income taxes	**1,983**	**2,117**	**1,990**	**1,780**
Income taxes	(740)	(760)	(715)	(643)
Net income	**$1,243**	**$1,357**	**$1,275**	**$1,137**
Earnings Per Common Share				
Basic	$.27	$.30	$.28	$.25
Diluted	.27	.30	.28	.24

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic filings with the Securities and Exchange Commission. It should be noted that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has designed its disclosure controls and procedures to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described above, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at reaching that level of reasonable assurance.

There was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended) during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Part III, items 10 through 14, are incorporated by reference from the Company's definitive proxy statement issued in conjunction with our Annual Meeting of Shareholders to be held on April 19, 2005. (Directors and Executive Officers; Executive Compensation; Director and Management Ownership; Related Party Transactions; and Principal Accountant Fees and Services).

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The financial statements required in the Annual Report are listed in the accompanying Index to Consolidated Financial Statements on page 28.

(a)(2) Financial Statement Schedules

All other schedules to the financial statements required by Regulation S-X are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or the related notes.

(a)(3) Exhibits

The list of exhibits has been intentionally omitted. Upon written request, we will provide to you, without charge, a copy of the list of exhibits as filed with the Securities and Exchange Commission. Additionally, we will furnish you with a copy of any exhibit upon written request. Written request to obtain a list of exhibits or any exhibit should be sent to Citizens Bank, PO Box 30, Corvallis, OR 97339, Attention: Shareholder Relations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on the 15th day of March, 2005.

CITIZENS BANCORP
(Registrant)

By: /s/ William V. Humphreys
William V. Humphreys
President and Chief Executive Officer

Each person whose individual signature appears below hereby authorizes and appoints William V. Humphreys and Lark E. Wysham, and each of them, with full power of substitution and full power to act without the other, as his/her true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of March 2005.

PRINCIPAL EXECUTIVE OFFICER:

/s/ William V. Humphreys
William V. Humphreys

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ Lark E. Wysham
Lark E. Wysham

DIRECTORS:

/s/ Jock Gibson
Jock Gibson

/s/ William V. Humphreys
William V. Humphreys

/s/ Rosetta C. Venell
Rosetta C. Venell

/s/ James E. Richards
James E. Richards

/s/ Sidney A. Huwaldt
Sidney A. Huwaldt

/s/ Scott A. Fewel
Scott A. Fewel

/s/ Duane L. Sorensen
Duane L. Sorensen

/s/ Eric C. Thompson
Eric C. Thompson

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